
03022806

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Benfield Group Limited

*CURRENT ADDRESS Clarendon House
2 Church Street
Hamilton HM11
Bermuda

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34726 FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT) ☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER) ☑
DEF 14A (PROXY)	☐	

OICF/BY:

DAT : 6/12/03

ATTACHMENT 1

82-34726

FORM NO. 6

Registration No. 31639


QUO FATA FERUNT

BERMUDA

CERTIFICATE OF INCORPORATION

I hereby in accordance with section 14 of ***the Companies Act 1981*** issue this Certificate of Incorporation and do certify that on the **1st** day of **February, 2002**

Benfield Group Limited

was registered by me in the Register maintained by me under the provisions of the said section and that the status of the said company is that of an **exempted** company.

Given under my hand and the Seal of
the REGISTRAR OF COMPANIES
this **6th** day of **February, 2002.**

for **Acting Registrar of Companies**

ATTACHMENT 2

FORM NO. 2


QUO FATA FERUNT

BERMUDA

THE COMPANIES ACT 1981

MEMORANDUM OF ASSOCIATION OF COMPANY LIMITED BY SHARES

(Section 7(1) and (2))

MEMORANDUM OF ASSOCIATION

OF

Benfield Group Limited

(hereinafter referred to as "the Company")

1. The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them.

2. We, the undersigned, namely,

NAME	ADDRESS	BERMUDIAN STATUS (Yes/No)	NATIONALITY	NUMBER OF SHARES SUBSCRIBED
Charles G. Collis	**Clarendon House 2 Church Street Hamilton HM 11 Bermuda**	**Yes**	**British**	**One**
Graham B. R. Collis	"	**Yes**	**British**	**One**
Alison R. Guilfoyle	"	**No**	**British**	**One**

do hereby respectively agree to take such number of shares of the Company as may be allotted to us respectively by the provisional directors of the Company, not exceeding the number of shares for which we have respectively subscribed, and to satisfy such calls as may be made by the directors, provisional directors or promoters of the Company in respect of the shares allotted to us respectively.

3. The Company is to be an **exempted** Company as defined by the Companies Act 1981.

4. The Company, with the consent of the Minister of Finance, has power to hold land situate in Bermuda not exceeding ___ in all, including the following parcels:-

   N/A

5. The authorised share capital of the Company is **US$12,000** divided into shares of **US$1.00** each. The minimum subscribed share capital of the Company is **US$12,000.00.**

6. The objects for which the Company is formed and incorporated are -

   1. **to act and to perform all the functions of a holding company in all its branches and to co-ordinate the policy and administration of any subsidiary company or companies wherever incorporated or carrying on business or of any group of companies of which the Company or any subsidiary company is a member or which are in any manner controlled directly or indirectly by the Company;**

   2. **to act as an investment company and for that purpose to acquire and hold upon any terms and, either in the name of the Company or that of any nominee, shares, stock, debentures, debenture stock, annuities, notes, mortgages, bonds, obligations and securities, foreign exchange, foreign currency deposits and commodities, issued or guaranteed by any company wherever incorporated or carrying on business, or by any government, sovereign, ruler, commissioners, public body or authority, supreme, municipal, local or otherwise, by original subscription, tender, purchase, exchange, underwriting, participation in syndicates or in any other manner and whether or not fully paid up, and to make payments thereon as called up or in advance of calls or otherwise and to subscribe for the same, whether conditionally or absolutely, and to hold the same with a view to investment, but with the power to vary any investments, and to exercise and enforce all rights and powers conferred by or incident to the ownership thereof, and to invest and deal with the moneys of the Company not immediately required upon such securities and in such manner as may be from time to time determined;**

   3. **to support and subscribe to any charitable or public object and to support and subscribe to any institution, society, or club which may be for the benefit of the Company or its Directors or employees, or may be connected with any town or place where the Company carried on business; to give or award pensions, annuities, gratuities, and superannuation or other allowances or benefits or charitable aid and generally to provide advantages, facilities and services for any persons who are or have been Directors of, or who are or have been employed by, or who are serving or have served the Company, or any company which is a subsidiary of the Company or the holding company of the company or a fellow subsidiary of the company or the predecessors in business of the**

company or of any such subsidiary, holding or fellow subsidiary company and to the wives, widows, children and other relatives and dependants of such persons; to make payments towards insurance; and to set up, establish, support and maintain superannuation and other funds or schemes (whether contributory or non-contributory) for the benefit of any such persons and of their wives, widows, children and other relatives and dependants; and to set up, establish, support and maintain profit sharing or share purchase schemes for the benefit of any of the employees of the company or of any such subsidiary, holding or fellow subsidiary company and to lend money to any such employees or to trustees on their behalf to enable any such purchase schemes to be established or maintained;

4. packaging of goods of all kinds;

5. buying, selling and dealing in goods of all kinds;

6. designing and manufacturing of goods of all kinds;

7. mining and quarrying and exploration for metals, minerals, fossil fuel and precious stones of all kinds and their preparation for sale or use;

8. exploring for, the drilling for, the moving, transporting and refining petroleum and hydro carbon products including oil and oil products;

9. scientific research including the improvement discovery and development of processes, inventions, patents and designs and the construction, maintenance and operation of laboratories and research centres;

10. land, sea and air undertakings including the land, ship and air carriage of passengers, mails and goods of all kinds;

11. ships and aircraft owners, managers, operators, agents, builders and repairers;

12. acquiring, owning, selling, chartering, repairing or dealing in ships and aircraft;

13. travel agents, freight contractors and forwarding agents;

14. dock owners, wharfingers, warehousemen;

15. ship chandlers and dealing in rope, canvas oil and ship stores of all kinds;

16. all forms of engineering;

17. farmers, livestock breeders and keepers, graziers, butchers, tanners and processors of and dealers in all kinds of live and dead stock, wool, hides, tallow, grain, vegetables and other produce;

18. **acquiring by purchase or otherwise and holding as an investment inventions, patents, trade marks, trade names, trade secrets, designs and the like;**

19. **buying, selling, hiring, letting and dealing in conveyances of any sort;**

20. **employing, providing, hiring out and acting as agent for artists, actors, entertainers of all sorts, authors, composers, producers, directors, engineers and experts or specialists of any kind;**

21. **to acquire by purchase or otherwise and hold, sell, dispose of and deal in real property situated outside Bermuda and in personal property of all kinds wheresoever situated; and**

22. **to enter into any guarantee, contract of indemnity or suretyship and to assure, support or secure with or without consideration or benefit the performance of any obligations of any person or persons and to guarantee the fidelity of individuals filling or about to fill situations of trust or confidence.**

7. Powers of the Company

    1. **The Company shall, pursuant to the Section 42 of the Companies Act 1981, have the power to issue preference shares which are, at the option of the holder, liable to be redeemed.**

    2. **The Company shall, pursuant to Section 42A of the Companies Act 1981, have the power to purchase its own shares.**

Signed by each subscriber in the presence of at least one witness attesting the signature thereof

....	....
[signature]	Helen Fordham ....
[signature]	Helen Fordham ....
[signature]	Helen Fordham ....
(Subscribers)	(Witnesses)

SUBSCRIBED this 25th day of January, 2002.

ATTACHMENT 3

FORM No 13


QUO FATA FERUNT

BERMUDA
THE COMPANIES ACT 1981

NOTICE OF ADDRESS OF REGISTERED OFFICE

Pursuant to section 62

Name of Company **Benfield Group Limited**

In accordance with section 62(2) of the Companies Act, 1981, I hereby give notice that the address of the registered office of the above-mentioned Company is -

Clarendon House
2 Church Street
Hamilton HM11
Bermuda

Signed:____________
Alison R. Guilfoyle
Provisional Director

Date: **25th January, 2002**

ATTACHMENT 4

FORM NO. 7a

Registration No. 31639



BERMUDA

CERTIFICATE OF DEPOSIT OF MEMORANDUM OF INCREASE OF SHARE CAPITAL

THIS IS TO CERTIFY that a Memorandum of Increase of Share Capital of

Benfield Group Limited

was delivered to the Registrar of Companies on the **5th** day of **September, 2002** in accordance with section 45(3) of ***the Companies Act 1981*** ("the Act").



Given under my hand and Seal of the REGISTRAR OF COMPANIES this **9th** day of **September, 2002.**

for **Acting Registrar of Companies**

Capital prior to increase: US$ 12,000.00

Amount of increase: US$ 2,600,000.00

Present Capital: US$ 2,612,000.00

ATTACHMENT 5

BENFIELD GROUP LIMITED

CHARGES SCHEDULE

Serial Number: 14573 **Date/Time Regd:** 25/10/02 2:21 p.m.

Description:	**Debenture dated as of 23 October 2002 between the Company and Barclays Bank PLC as Trustee ("Debenture").**
Amount Due/Owing:	**All obligations under the Finance Documents (as defined in the Debenture) and in particular the $3030,212,363.52 in the Multi-Currency Term and Revolving Facilities Agreement dated 30 April 2001 as amended by an amendment and restatement agreement dated 1 May, 2002.**
Mortgagee:	**Barclays Bank PLC** **5 The North Colonnade** **Canary Wharf** **London E14 4BB** **(as Trustees for the Lenders)** **Attn: Frank Rogers**
Short Particulars of Property Charged:	**The "Charged Property" as defined in the Debenture.**
Filed:	**AS&K**
Satisfied:	**No**

ATTACHMENT 6

111 · 63

C L I F F O R D
C H A N C E

LIMITED LIABILITY PARTNERSHIP

EXECUTION VERSION

DATED 23 October 2002

BENFIELD GROUP LIMITED

AS COMPANY

IN FAVOUR OF

BARCLAYS BANK PLC

AS TRUSTEE

DEBENTURE

To: H.M. Chief Land Registrar.

Note: This Deed contains (in Clause 5.3 (*Land Registration*)) an application to enter a restriction on the Proprietorship Register and (in Clause 5.5 (*Further Advances*)) an application to enter a notice on the Charges Register.

CONTENTS

THIS DEBENTURE is made on 23 October 2002

BY

(1) **BENFIELD GROUP LIMITED** an exempted company incorporated in Bermuda under The Companies Act 1981 of Bermuda (as amended from time to time) with company number 31639 (the "**Company**") in favour of

(2) **BARCLAYS BANK PLC** as trustee for the Secured Parties on the terms and conditions set out in the Facility Agreement (the "**Trustee**" which expression shall include any person for the time being appointed as trustee or as an additional trustee for the purpose of, and in accordance with, the Facility Agreement).

IT IS AGREED as follows:

1. DEFINITIONS AND INTERPRETATION

1.1 Definitions

Terms defined in the Facility Agreement shall, unless otherwise defined in this Debenture, have the same meaning when used in this Debenture and in addition:

"**Acceleration Event**" means any event pursuant to which the Agent has given notice to the Company pursuant to Clause 26.15 (*Acceleration*) of the Facility Agreement.

"**Account**" means any credit balance from time to time on any account opened or maintained by the Company with the Trustee or any other financial institution and all Related Rights,

"**Charged Property**" means all the assets of the Company which from time to time are the subject of the security created or expressed to be created in favour of the Trustee by or pursuant to this Debenture.

"**Claims Account**" means any Account that may from time to time be specified in writing by the Trustee as an Account into which the proceeds of the getting in or realisation of the Monetary Claims are to be paid and in respect of which the relevant bank or financial institution has agreed to operate such Account in accordance with any procedures stipulated by the Trustee.

"**Collateral Rights**" means all rights, powers and remedies of the Trustee provided by or pursuant to this Debenture or by law.

"**Facility Agreement**" means the facility agreement dated 30 April 2001 made, *inter alios*, between the Company, Barclays Capital as Arranger, Barclays Bank PLC as Agent and Security Trustee and the Banks as defined therein as amended and restated by the Amendment and Restatement Agreement, as amended, varied, novated or supplemented (no matter how fundamentally) from time to time.

"**Insurance Policy**" means any policy of insurance (including life insurance or assurance and, for the avoidance of doubt, any Keyman Policy) in which the Company may from time to time have an interest.

"**Intellectual Property**" means any patents, trade marks, service marks, designs, business names, copyrights, design rights, moral rights, inventions, confidential information, knowhow and other intellectual property rights and interests, whether registered or unregistered, the benefit of all applications and rights to use such assets and all Related Rights.

"**Investments**" means any stocks, shares, debentures, securities and other investments, assets, rights or interests falling within Part I of Schedule 1 to the Financial Services Act 1986 (as in force at the date hereof but so that the exceptions in the notes to paragraphs 2 and 5 and note (1) to paragraph 8 of that Part shall not apply) (but not including the Shares) whether held directly by or to the order of the Company or by any trustee, fiduciary or clearance system on its behalf and all Related Rights (including all rights against any such trustee, fiduciary or clearance system) and for the avoidance of doubt Investments shall exclude Client Assets.

"**Keyman Policies**" means the policies of life insurance specified in Schedule 6.

"**Monetary Claims**" means any book and other debts and monetary claims owing to the Company and any proceeds thereof (including any claims or sums of money deriving from or in relation to any Intellectual Property, any Investment, the proceeds of any Insurance Policy, any court order or judgment, any contract or agreement to which the Company is a party and any other assets, property, rights or undertaking of the Company).

"**Notice of Assignment**" means a notice of assignment in substantially the appropriate form set out in Schedules 2 and 3 or in such form as may be specified by the Trustee.

"**Real Property**" means:

(a) any freehold, leasehold or immovable property (including the freehold and leasehold property in England and Wales specified in Schedule 1 (*Details of Real Property*)), and

(b) any buildings, fixtures, fittings, fixed plant or machinery from time to time situated on or forming part of such freehold or leasehold property,

and includes all Related Rights.

"**Receiver**" means a receiver or receiver and manager or administrative receiver of the whole or any part of the Charged Property.

"**Related Rights**" means, in relation to any asset,

(a) the proceeds of sale of any part of that asset;

(b) all rights under any licence, agreement for sale or agreement for lease in respect of that asset;

(c) all rights, benefits, claims, contracts, warranties, remedies, security, indemnities or covenants for title in respect of that asset; and

(d) any moneys and proceeds paid or payable in respect of that asset.

"**Secured Obligations**" means all obligations covenanted to be discharged by the Company in Clause 2.1 (*Covenant to Pay*).

"**Secured Parties**" means the Beneficiaries and any Receiver.

"**Shares**" means all of the shares in the capital of any companies held by, to the order or on behalf of the Company at any time.

"**Tangible Moveable Property**" means any plant, machinery, office equipment, computers, vehicles and other chattels (excluding any for the time being forming part of the Company's stock in trade or work in progress) and all Related Rights.

1.2 **Interpretation**

In this Debenture:

1.2.1 the rules of interpretation contained in clauses 1.2 (*Construction*) to 1.4 (*Third Party Rights*) of the Facility Agreement shall apply to the construction of this Debenture;

1.2.2 any reference to the "**Trustee**", the "**Company**", the "**Agent**" or the "**Secured Parties**" shall be construed so as to include its or their (and any subsequent) successors and any permitted transferees in accordance with their respective interests;

1.2.3 references in this Debenture to any Clause or Schedule shall be to a clause or schedule contained in this Debenture; and

1.2.4 nothing in this Debenture shall create, or be deemed to create, or express to create Security over any Client Asset.

1.3 **Third Party Rights**

A person who is not a party to this Debenture has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Debenture.

2. PAYMENT OF SECURED OBLIGATIONS

2.1 **Covenant to Pay**

The Company hereby covenants with the Trustee as trustee for the Secured Parties that it shall on demand of the Trustee discharge all obligations which the Company may at any time have to the Trustee (whether for its own account or as trustee for the Secured Parties) or any of the other Secured Parties under or pursuant to the Finance Documents (including this Debenture) including any liability in respect of any further advances made under the Finance Documents, whether present or future, actual or contingent (and whether incurred solely or jointly and whether as principal or as surety or in some other capacity) and the Company shall pay to the Trustee when due and

payable every sum at any time owing, due or incurred by the Company to the Trustee (whether for its own account or as trustee for the Secured Parties) or any of the other Secured Parties in respect of any such liabilities **provided that** neither such covenant nor the security constituted by this Debenture shall extend to or include any liability or sum which would, but for this proviso, cause such covenant or security to be unlawful or prohibited by any applicable law.

2.2 **Interest on Demand**

If the Company fails to pay any sum on the due date for payment of that sum the Company shall pay interest on any such sum (before and after any judgment and to the extent interest at a default rate is not otherwise being paid on such sum) from the date of demand until the date of payment calculated on a daily basis at the rate determined in accordance with the provisions of clause 12.3 (*Default Interest*) of the Facility Agreement.

3. **FIXED CHARGES, ASSIGNMENTS AND FLOATING CHARGE**

3.1 **Fixed Charges**

The Company hereby charges with full title guarantee in favour of the Trustee as trustee for the Secured Parties with the payment and discharge of the Secured Obligations, by way of first fixed charge, save for the exceptions in Clause 3.4, (which so far as it relates to land in England and Wales vested in the Company at the date hereof shall be a charge by way of legal mortgage) all the Company's right, title and interest from time to time in and to each of the following assets:

3.1.1 the Real Property

3.1.2 the Tangible Moveable Property;

3.1.3 the Intellectual Property;

3.1.4 any goodwill and rights in relation to the uncalled capital of the Company;

3.1.5 the Investments;

3.1.6 the Shares, all dividends, interest and other monies payable in respect of the Shares and all other Related Rights (whether derived by way of redemption, bonus, preference, option, substitution, conversion or otherwise); and

3.1.7 all Monetary Claims other than any claims which are otherwise subject to a fixed charge or assignment (at law or in equity) pursuant to this Debenture and all Related Rights.

3.2 **Assignments**

The Company hereby assigns with full title guarantee to the Trustee as trustee for the Secured Parties as security for the payment and discharge of the Secured Obligations all the Company's right, title and interest from time to time in and to each of the following assets:

3.2.1 the proceeds of any Insurance Policy and all Related Rights; and

3.2.2 all rights and claims in relation to any Assigned Account.

3.3 **Floating Charge**

The Company hereby charges with full title guarantee in favour of the Trustee as trustee for the Secured Parties with the payment and discharge of the Secured Obligations by way of first floating charge the whole of the Company's undertaking and assets, present and future, other than any assets validly and effectively charged or assigned (whether at law or in equity) by way of fixed security under the laws of England and Wales, or of the jurisdiction in which that asset is situated, in favour of the Trustee as security for the Secured Obligations.

3.4 **Exceptions to the Security and Priority**

The security created pursuant to this Clause 3 shall not extend to any asset situated outside England and Wales to the extent that, and for so long as, any such security would be unlawful under the laws of the jurisdiction in which such asset is situated and the priority of the Security shall rank behind a Deed of Charge over credit balances referred to therein in favour of Barclays Bank PLC dated 19 February 2001.

4. **CRYSTALLISATION OF FLOATING CHARGE**

4.1 **Crystallisation: By Notice**

The Trustee may at any time by notice in writing to the Company convert the floating charge created by Clause 3.3 (*Floating Charge*) with immediate effect into a fixed charge as regards any property or assets specified in the notice if:

4.1.1 an Event of Default has occurred and is continuing; or

4.1.2 the Trustee reasonably considers that any of the Charged Property may be in jeopardy or in danger of being seized or sold pursuant to any form of legal process; or

4.1.3 the Trustee reasonably considers that it is desirable in order to protect the priority of the security.

4.2 **Crystallisation: Automatic**

Notwithstanding Clause 4.1 (*Crystallisation: By Notice*) and without prejudice to any law which may have a similar effect, the floating charge will automatically be converted (without notice) with immediate effect into a fixed charge as regards all the assets subject to the floating charge if:

4.2.1 the Company creates or attempts to create any Security (other than as permitted pursuant to the Facility Agreement) over any of the Charged Property; or

4.2.2 any person levies or attempts to levy any distress, execution or other process against any of the Charged Property; or

4.2.3 a resolution is passed or an order is made for the winding-up, dissolution, administration or re-organisation of the Company.

5. PERFECTION OF SECURITY

5.1 **Notices of Assignment**

The Company shall deliver to the Trustee (or procure delivery of) Notices of Assignment duly executed by, or on behalf of, the Company:

5.1.1 in respect of each Account, on the date of this Debenture or promptly upon the opening of any other Account; and

5.1.2 in respect of each Keyman Policy on the date of this Debenture

and in each case shall use all reasonable endeavours to procure that each notice is acknowledged by the obligor or debtor specified by the Trustee.

5.2 **Real Property: Delivery of Documents of Title**

The Company shall upon the execution of this Debenture, and upon the acquisition by the Company of any interest in any freehold, leasehold (other than an interest in any leasehold property which is a full rack rent) or other immovable property, deliver (or procure delivery) to the Trustee of, and the Trustee shall be entitled to hold and retain, all deeds, certificates and other documents of title relating to such property.

5.3 **Land Registration**

The Company hereby applies to H.M. Chief Land Registrar to enter the following restriction in the Proprietorship Register of any property which is, or is required to be, registered forming part of the Real Property.

"Except under an Order of the Registrar no transfer, disposition, dealing, charge or mortgage by the proprietor of the land or any transfer made in the exercise of the power of sale possessed by the holder of any subsequent charge is to be registered or noted without the consent of the proprietor for the time being of Charge No. []".

5.4 **Note of Debenture**

In the case of any Real Property, title to which is or will be registered under the Land Registration Acts 1925 to 1988, acquired by or on behalf of the Company after the execution of this Debenture, the Company shall promptly notify the Trustee of the title number(s) and, contemporaneously with the making of an application to H.M. Land Registry for the registration of the Company as the Registered Proprietor thereof, apply to H.M. Chief Land Registrar to enter a Notice of this Debenture on the Charges Register of such property.

5.5 **Further Advances**

5.5.1 Subject to the terms of the Facility Agreement each Bank is under an obligation to make further Loans to the Company and that obligation will be deemed to be incorporated into this Debenture as if set out in this Debenture.

5.5.2 The Company hereby applies to H.M. Chief Land Registrar to enter a note of the obligation to make further Loans on the Charges register of any registered land forming part of the Charged Property.

5.6 **Delivery of Share Certificates**

The Company shall:

5.6.1 on the date of this Debenture, deposit with the Trustee (or procure the deposit of) all certificates or other documents of title to the Shares in those companies listed in Schedule 5 (*Details of Companies*), and stock transfer forms (executed in blank by or on behalf of the Company); and

5.6.2 promptly upon the accrual, offer or issue of any stocks, shares, warrants or other securities in respect of or derived from the Shares, notify the Trustee of that occurrence and procure the delivery to the Trustee of (a) all certificates or other documents of title representing such items and (b) such stock transfer forms or other instruments of transfer (executed in blank on behalf of the Company) in respect thereof as the Trustee may request.

5.7 **Registration of Intellectual Property**

The Company shall, if requested by the Trustee, execute all such documents and do all acts that the Trustee may reasonably require to record the interest of the Trustee in any registers relating to any registered Intellectual Property.

5.8 **Investments: Delivery of Documents of Title**

The Company shall, if requested by the Trustee, from time to time promptly deliver to the Trustee (or procure delivery of), all of the Investments or the certificates and other documents of title to or representing the Investments held or acquired by, or on behalf of, the Company together with, in form and substance reasonably satisfactory to the Trustee.

5.8.1 any document or thing which the Trustee may request with a view to perfecting or improving its security over the Investments or to registering any Investment in its name or the name of any nominee(s);

5.8.2 a duly executed declaration of trust in respect of any Investment which is not in the sole name of the Company;

5.8.3 any instrument(s) of transfer or assignment of any Investments specified by the Trustee (with the name of the transferee or assignee, the consideration and the date left blank, but otherwise duly completed and executed); and

5.8.4 in the case of any Investments held by or on behalf of a nominee of any settlement system of any exchange, duly executed stock notes or other documents in the name of the Trustee (or its nominee(s) or agent(s)) representing or evidencing any benefit or entitlement to the Investments held in such settlement system and the Trustee may from time to time have any of

the Investments registered in its name or in the name of one or more nominees on its behalf.

6. FURTHER ASSURANCE

6.1 **Further Assurance: General**

The Company shall promptly do all such acts or execute all such documents (including assignments, transfers, mortgages, charges, notices and instructions) as the Trustee may reasonably specify (and in such form as the Trustee may reasonably require in favour of the Trustee or its nominee(s)):

6.1.1 to perfect the security created or intended to be created in respect of the Charged Property (which may include the execution by the Company of a mortgage, charge or assignment over all or any of the assets constituting, or intended to constitute, Charged Property) or for the exercise of the Collateral Rights;

6.1.2 to confer on the Trustee security over any property and assets of the Company located in any jurisdiction outside England and Wales equivalent or similar to the security intended to be conferred by or pursuant to this Debenture; and/or

6.1.3 to facilitate the realisation of the Charged Property.

6.2 **Necessary Action**

The Company shall take all such action as is available to it (including making all filings and registrations) as may be necessary for the purpose of the creation, perfection, protection or maintenance of any security conferred or intended to be conferred on the Trustee by or pursuant to this Debenture.

6.3 **Implied Covenants for Title**

6.3.1 The obligations of the Company under this Debenture shall be in addition to the covenants for title deemed to be included in this Debenture by virtue of Part 1 of the Law of Property (Miscellaneous Provisions) Act 1994.

6.3.2 The following provisions of the Law of Property (Miscellaneous Provisions) Act 1994 will not apply to Clause 3 (*Fixed Charges, Assignments and Floating Charge*):

(a) the words "other than any charges, encumbrances or rights which that person does not and would not reasonably be expected to know about" in Section 3(1);

(b) the words "except to the extent that" and all the words after that in Section 3(2); and

(c) Section 6(2).

7. NEGATIVE PLEDGE AND DISPOSALS

7.1 Negative pledge

7.1.1 The Company undertakes that it shall not create or permit to subsist any Security over any of its assets other than as permitted pursuant to the Facility Agreement.

7.1.2 The Company undertakes that it shall not, other than as permitted pursuant to the Facility Agreement;

(a) sell, transfer or otherwise dispose of any of its assets on terms whereby they are or may be leased to or re-acquired by an Obligor or any other member of the Group;

(b) sell, transfer or otherwise dispose of any of its receivables on recourse terms;

(c) enter into any arrangement under which money or the benefit of a bank or other account may be applied, set-off or made subject to a combination of accounts; or

(d) enter into any other preferential arrangement having a similar effect,

in circumstances where the arrangement or transaction is entered into primarily as a method of raising Financial Indebtedness or of financing the acquisition of an asset.

7.2 Disposals

The Company undertakes that it shall not make any disposal, other than as permitted pursuant to the Facility Agreement, whether by way of a single transaction or a series of transactions (whether related or not) and whether voluntary or involuntary.

8. SHARES AND INVESTMENTS

8.1 Shares: Before an Acceleration Event

Prior to the occurrence of an Acceleration Event the Company shall:

8.1.1 pay all dividends, interest and other monies arising from the Shares into an Account; and

8.1.2 exercise all voting rights in relation to the Shares **provided that** the Company shall not exercise such voting rights in any manner, or otherwise permit or agree to any (a) variation of the rights attaching to or conferred by any of the Shares or (b) increase in the issued share capital of any company whose Shares are charged pursuant to this Debenture, which in the opinion of the Trustee would prejudice the value of, or the ability of the Trustee to realise, the security created by this Debenture.

8.2 **Shares: After Acceleration Event**

The Trustee may, upon the occurrence of an Acceleration Event, at its discretion (in the name of the Company or otherwise and without any further consent or authority from the Company):

8.2.1 exercise (or refrain from exercising) any voting rights in respect of the Shares;

8.2.2 apply all dividends, interest and other monies arising from the Shares in accordance with Clause 18 (*Application of Moneys*);

8.2.3 transfer the Shares into the name of such nominee(s) of the Trustee as it shall require; and

8.2.4 exercise (or refrain from exercising) the powers and rights conferred on or exercisable by the legal or beneficial owner of the Shares, including the right, in relation to any company whose shares or other securities are included in the Charged Property, to concur or participate in:

(a) the reconstruction, amalgamation, sale or other disposal of such company or any of its assets or undertaking (including the exchange, conversion or reissue of any shares or securities as a consequence thereof),

(b) the release, modification or variation of any rights or liabilities attaching to such shares or securities, and

(c) the exercise, renunciation or assignment of any right to subscribe for any shares or securities

in each case in such manner and on such terms as the Trustee may think fit, and the proceeds of any such action shall form part of the Charged Property.

8.3 **Investments and Shares: Payment of Calls**

The Company shall pay when due all calls or other payments which may be or become due in respect of any of the Investments and Shares, and in any case of default by the Company in such payment, the Trustee may, if it thinks fit, make such payment on behalf of the Company in which case any sums paid by the Trustee shall be reimbursed by the Company to the Trustee on demand and shall carry interest from the date of payment by the Trustee until reimbursed at the rate and in accordance with Clause 2.2 (*Interest on Demands*).

8.4 **Investments: Exercise of Rights**

The Company shall not exercise any of its rights and powers in relation to any of the Investments in any manner which, in the opinion of the Trustee, would prejudice the value of, or the ability of the Trustee to realise, the security created by this Debenture.

9. ACCOUNTS

9.1 Accounts: Notification and Variation

The Company, during the subsistence of this Debenture:

9.1.1 shall promptly deliver to the Trustee on the date of this Debenture (and, if any change occurs thereafter, on the date thereof), details of each Account maintained by it with any bank or financial institution (other than with the Trustee); and

9.1.2 shall not, without the Trustee's prior written consent, permit or agree to any variation of the rights attaching to any Account or close any Account (for the avoidance of doubt this Clause 9.1.2 shall not apply to credit transfers between Accounts).

9.2 Accounts: Operation Before an Acceleration Event Default

The Company shall prior to the occurrence of Acceleration Event be entitled to receive, withdraw or otherwise transfer any credit balance from time to time on any Account (other than a Holding Account and with respect to such Holding Account the Company may deal with such Holding Account in accordance with Clauses 10.2 or, as the case may be, 10.5 of the Facility Agreement).

9.3 Accounts: Operation After an Acceleration Event

After the occurrence of an Acceleration Event the Company shall not be entitled to receive, withdraw or otherwise transfer any credit balance from time to time on any Account except with the prior consent of the Trustee.

9.4 Accounts: Application of Monies

The Trustee shall be entitled without notice to apply, transfer or set-off any or all of the credit balances from time to time on any Account in or towards the payment or other satisfaction of all or part of the Secured Obligations not paid when due in accordance with Clause 18 (*Application of Moneys*).

10. MONETARY CLAIMS

10.1 Dealing with Monetary Claims

The Company shall not at any time during the subsistence of the Debenture, without the prior written consent of the Trustee:

10.1.1 deal with the Monetary Claims except by getting in and realising them in the ordinary and usual course of its business and paying the proceeds of those Monetary Claims into the Claims Accounts or as the Trustee may require (and such proceeds shall be held upon trust by the Company for the Trustee on behalf of the Secured Parties prior to such payment in); or

10.1.2 factor or discount any of the Monetary Claims or enter into any agreement for such factoring or discounting.

10.2 **Release of Monetary Claims: Before an Acceleration Event**

Prior to the occurrence of an Acceleration Event, the proceeds of the realisation of the Monetary Claims shall (subject to any restriction on the application of such proceeds contained in this Debenture or in the Facility Agreement), upon such proceeds being credited to a Claims Account, be released from the fixed charge created pursuant to Clause 3.1 (*Fixed Charges*) and the Company shall be entitled to withdraw such proceeds from such Claims Account **provided that** such proceeds shall continue to be subject to the floating charge created pursuant to Clause 3.3 (*Floating Charge*) and the terms of this Debenture.

10.3 **Release of Monetary Claims: After an Acceleration Event**

After the occurrence of an Acceleration Event the Company shall not, except with the prior written consent of the Trustee, be entitled to withdraw or otherwise transfer the proceeds of the realisation of any Monetary Claims standing to the credit of any Claims Account.

11. **INSURANCES**

11.1 **Insurance: Undertakings**

The Company shall at all times during the subsistence of this Debenture:

11.1.1 keep the Charged Property insured in accordance with the terms of the Facility Agreement;

11.1.2 if required by the Trustee, cause each insurance policy or policies relating to the Charged Property other than any Insurance Policy which has been the subject of a Notice of Assignment pursuant to Clause 5 (*Perfection of Security*) to contain (in form and substance reasonably satisfactory to the Trustee) an endorsement naming the Trustee as sole loss payee in respect of all claims until such time as the Trustee notifies the insurer(s) to the contrary;

11.1.3 promptly pay all premiums and other moneys payable under all its Insurance Policies and promptly upon request, produce to the Trustee a copy of each policy and evidence (reasonably acceptable to the Trustee) of the payment of such sums; and

11.1.4 if required by the Trustee (but subject to the provisions of any lease of the Charged Property), deposit all Insurance Policies relating to the Charged Property with the Trustee.

11.2 **Keyman Policies: Undertakings**

The Company shall:

11.2.1 deposit with the Trustee all the policy documents in respect of the Keyman Policies;

11.2.2 punctually pay all premiums and other moneys payable under the Keyman Policies and, promptly upon request by the Trustee, produce to the Trustee evidence of such payment;

11.2.3 not do or allow anything to be done such that any of the Keyman Policies may become voidable or void or an increased premium becomes payable on those Keyman Policies (other than for reasons outside the control of the Company) or so that the Bank may be prevented from receiving any moneys payable under such Keyman Policies (other than for reasons outside the control of the Company); and

11.2.4 immediately take out a replacement policy in respect of the relevant individual if any of the Keyman Policies becomes void with an insurer, on terms and for a sum and period acceptable to the Agent and do all things that the Trustee may reasonably require to prefect the security created over such replacement policy **provided that** such insurances are available on normal commercial terms.

11.3 **Insurance: Default**

If the Company defaults in complying with Clause 11.1 (*Insurance: Undertakings*), the Trustee may effect or renew any such insurance on such terms, in such name(s) and in such amount(s) as it reasonably considers appropriate **provided that** such insurances are available on normal commercial terms, and all moneys expended by the Trustee in doing so shall be reimbursed by the Company to the Trustee on demand and shall carry interest from the date of payment by the Trustee until reimbursed at the rate specified in Clause 2.2 (*Interest on Demands*).

11.4 **Keyman Policies: Default**

If the Company defaults in the performance of any of its obligations under Clause 11.2 (*Keyman Policies: Undertakings*), the Trustee may, but shall not be required to, make good such default and any moneys expended by the Trustee in doing so shall be reimbursed by the Company to the Trustee on demand and shall carry interest from the date of payment by the Trustee until reimbursed in accordance with Clause 2.2 (*Interest on Demands*).

11.5 **Application of Insurance Proceeds**

All moneys received under any Insurance Policies relating to the Charged Property shall (subject to the rights and claims of any person having prior rights thereto), prior to the occurrence of an Acceleration Event, be applied in repairing, replacing, restoring or rebuilding the property or assets damaged or destroyed, after the occurrence of an Acceleration Event, the Company shall hold such moneys upon trust for the Trustee pending payment to the Trustee for application in accordance with Clause 18 (*Application of Moneys*) and the Company waives any right it may have to require that any such monies are applied in reinstatement of any part of the Charged Property.

12. REAL PROPERTY

12.1 Property: Notification

The Company shall immediately notify the Trustee of any contract, conveyance, transfer or other disposition for the acquisition by the Company (or its nominee(s)) of any Real Property.

12.2 Lease Covenants

The Company shall, in relation to any lease, agreement for lease or other right to occupy to which all or any part of the Charged Property is at any time subject:

12.2.1 pay the rents (if the lessee) and observe and perform in all material respects the covenants, conditions and obligations imposed (if the lessor) on the lessor or, (if the lessee) on the lessee; and

12.2.2 not do any act or thing whereby any lease or other document which gives any right to occupy any part of the Charged Property becomes or may become subject to determination or any right of re-entry or forfeiture prior to the expiration of its term.

12.3 General Property Undertakings

The Company shall:

12.3.1 repair and keep in good and substantial repair and condition to the reasonable satisfaction of the Trustee all the Real Property at any time forming part of the Charged Property;

12.3.2 not at any time without the prior written consent of the Trustee sever or remove any of the material fixtures forming part of the Real Property or any of the material plant or machinery (other than stock in trade or work in progress) on or in the Charged Property (except for the purpose of any necessary repairs or replacement thereof); and

12.3.3 comply with and observe and perform (a) all applicable requirements of all planning and environmental legislation, regulations and bye-laws relating to the Real Property, (b) any conditions attaching to any planning permissions relating to or affecting the Real Property and (c) any notices or other orders made by any planning, environmental or other public body in respect of all or any part of the Real Property.

12.4 Entitlement to Remedy

If the Company fails to comply with any of the undertakings contained in this Clause 12, the Trustee shall be entitled (with such agents, contractors and others as it sees fit), to do such things as may in the reasonable opinion of the Trustee be required to remedy such failure and all moneys spent by the Trustee in doing so shall be reimbursed by the Company on demand with interest from the date of payment by the Trustee until reimbursed in accordance with Clause 2.2 (*Interest on Demands*).

13. GENERAL UNDERTAKINGS

13.1 Intellectual Property

The Company shall during the subsistence of this Debenture in respect of any Intellectual Property which is material to or required in connection with its business:

13.1.1 take all such steps and do all such acts as may be necessary to preserve and maintain the subsistence and the validity of any such Intellectual Property; and

13.1.2 not use or permit any such Intellectual Property to be used in any way which may materially and adversely affect the value thereof.

13.2 Information and Access

The Company shall from time to time on request of the Trustee, furnish the Trustee with such information as the Trustee may reasonably require about the Company's business and affairs, the Charged Property and its compliance with the terms of this Debenture and the Company shall permit the Trustee, its representatives, professional advisers and contractors, free access at all reasonable times and on reasonable notice to (a) inspect and take copies and extracts from the books, accounts and records of the Company and (b) to view the Charged Property (without becoming liable as mortgagee in possession).

14. ENFORCEMENT OF SECURITY

14.1 Enforcement

At any time after the occurrence of an Acceleration Event (as long as it is continuing) the security created by or pursuant to this Debenture is immediately enforceable and the Trustee may, without notice to the Company or prior authorisation from any court, in its absolute discretion:

14.1.1 enforce all or any part of that security (at the times, in the manner and on the terms it thinks fit) and take possession of and hold or dispose of all or any part of the Charged Property; and

14.1.2 whether or not it has appointed a Receiver, exercise all or any of the powers, authorities and discretions conferred by the Law of Property Act 1925 (as varied or extended by this Debenture) on mortgagees and by this Debenture on any Receiver or otherwise conferred by law on mortgagees or Receivers.

14.2 No Liability as Mortgagee in Possession

Neither the Trustee nor any Receiver shall be liable to account as a mortgagee in possession in respect of all or any part of the Charged Property or be liable for any loss upon realisation or for any neglect, default or omission in connection with the Charged Property to which a mortgagee in possession might otherwise be liable.

15. EXTENSION AND VARIATION OF THE LAW OF PROPERTY ACT 1925

15.1 Extension of Powers

The power of sale or other disposal conferred on the Trustee and on any Receiver by this Debenture shall operate as a variation and extension of the statutory power of sale

under Section 101 of the Law of Property Act 1925 and such power shall arise (and the Secured Obligations shall be deemed due and payable for that purpose) on execution of this Debenture.

15.2 **Restrictions**

The restrictions contained in Sections 93 and 103 of the Law of Property Act 1925 shall not apply to this Debenture or to the exercise by the Trustee of its right to consolidate all or any of the security created by or pursuant to this Debenture with any other security in existence at any time or to its power of sale, which powers may be exercised by the Trustee without notice to the Company on or at any time after the occurrence of an Event of Default (which is continuing).

15.3 **Power of Leasing**

The statutory powers of leasing may be exercised by the Trustee at any time on or after the occurrence of an Event of Default and the Trustee and any Receiver may make any lease or agreement for lease, accept surrenders of leases and grant options on such terms as it shall think fit, without the need to comply with any restrictions imposed by Sections 99 and 100 of the Law of Property Act 1925.

16. APPOINTMENT OF RECEIVER

16.1 **Appointment and Removal**

After the occurrence of an Acceleration Event or if a petition is presented for the making of an administration order in relation to the Company or if requested to do so by the Company, the Trustee may by deed or otherwise (acting through an authorised officer of the Trustee), without prior notice to the Company:

16.1.1 appoint one or more persons to be a Receiver of the whole or any part of the Charged Property;

16.1.2 remove (so far as it is lawfully able) any Receiver so appointed; and

16.1.3 appoint another person(s) as an additional or replacement Receiver(s).

16.2 **Capacity of Receivers**

Each person appointed to be a Receiver pursuant to Clause 16.1 (*Appointment and Removal*) shall be:

16.2.1 entitled to act individually or together with any other person appointed or substituted as Receiver;

16.2.2 for all purposes shall be deemed to be the agent of the Company which shall be solely responsible for his acts, defaults and liabilities and for the payment of his remuneration and no Receiver shall at any time act as agent for the Trustee; and

16.2.3 entitled to remuneration for his services at a rate to be fixed by the Trustee from time to time (without being limited to the maximum rate specified by the Law of Property Act 1925).

16.3 **Statutory Powers of Appointment**

The powers of appointment of a Receiver shall be in addition to all statutory and other powers of appointment of the Trustee under the Law of Property Act 1925 (as extended by this Debenture) or otherwise and such powers shall remain exercisable from time to time by the Trustee in respect of any part of the Charged Property.

17. **POWERS OF RECEIVER**

Every Receiver shall (subject to any restrictions in the instrument appointing him but notwithstanding any winding-up or dissolution of the Company) have and be entitled to exercise, in relation to the Charged Property (and any assets of the Company which, when got in, would be Charged Property) in respect of which he was appointed, and as varied and extended by the provisions of this Debenture (in the name of or on behalf of the Company or in his own name and, in each case, at the cost of the Company):

17.1.1 all the powers conferred by the Law of Property Act 1925 on mortgagors and on mortgagees in possession and on receivers appointed under that Act;

17.1.2 all the powers of an administrative receiver set out in Schedule 1 to the Insolvency Act 1986 (whether or not the Receiver is an administrative receiver);

17.1.3 all the powers and rights of an absolute owner and power to do or omit to do anything which the Company itself could do or omit to do; and

17.1.4 the power to do all things (including bringing or defending proceedings in the name or on behalf of the Company) which seem to the Receiver to be incidental or conducive to (a) any of the functions, powers, authorities or discretions conferred on or vested in him or (b) the exercise of the Collateral Rights (including realisation of all or any part of the Charged Property) or (c) bringing to his hands any assets of the Company forming part of, or which when got in would be, Charged Property.

18. **APPLICATION OF MONEYS**

All moneys received or recovered by the Trustee or any Receiver pursuant to this Debenture or the powers conferred by it shall (subject to the claims of any person having prior rights thereto and by way of variation of the provisions of the Law of Property Act 1925) be applied first in the payment of the costs, charges and expenses incurred and payments made by the Receiver, the payment of his remuneration and the discharge of any liabilities incurred by the Receiver in, or incidental to, the exercise of any of his powers, and thereafter shall be applied by the Trustee (notwithstanding any purported appropriation by the Company) in accordance with the Facility Agreement. **Provided that** any monies received by the Trustee in respect of any Keyman Policies before the occurrence of an Acceleration Event shall be paid by the Trustee to an Account (other than the Holding Account).

19. PROTECTION OF PURCHASERS

19.1 Consideration

The receipt of the Trustee or any Receiver shall be conclusive discharge to a purchaser and, in making any sale or disposal of any of the Charged Property or making any acquisition, the Trustee or any Receiver may do so for such consideration, in such manner and on such terms as it thinks fit.

19.2 Protection of Purchasers

No purchaser or other person dealing with the Trustee or any Receiver shall be bound to inquire whether the right of the Trustee or such Receiver to exercise any of its powers has arisen or become exercisable or be concerned with any propriety or regularity on the part of the Trustee or such Receiver in such dealings.

20. POWER OF ATTORNEY

20.1 Appointment and Powers

The Company by way of security irrevocably appoints the Trustee and any Receiver severally to be its attorney and in its name, on its behalf and as its act and deed to execute, deliver and perfect all documents and do all things which the attorney may consider to be required or desirable for:

20.1.1 carrying out any obligation imposed on the Company by this Debenture (including the execution and delivery of any deeds, charges, assignments or other security and any transfers of the Charged Property); and

20.1.2 enabling the Trustee and any Receiver to exercise, or delegate the exercise of, any of the rights, powers and authorities conferred on them by or pursuant to this Debenture or by law (including, after the occurrence of an Acceleration Event, the exercise of any right of a legal or beneficial owner of the Charged Property).

20.2 Ratification

The Company shall ratify and confirm all things done and all documents executed by any attorney in the exercise or purported exercise of all or any of his powers.

21. EFFECTIVENESS OF SECURITY

21.1 Continuing Security

The security created by or pursuant to this Debenture shall remain in full force and effect as a continuing security for the Secured Obligations unless and until discharged by the Trustee.

21.2 Cumulative Rights

The security created by or pursuant to this Debenture and the Collateral Rights shall be cumulative, in addition to and independent of every other security which the Trustee or any Secured Party may at any time hold for the Secured Obligations or any other obligations or any rights, powers and remedies provided by law. No prior security held by the Trustee (whether in its capacity as trustee or otherwise) or any of the other

Secured Parties over the whole or any part of the Charged Property shall merge into the security constituted by this Debenture.

21.3 **No Prejudice**

The security created by or pursuant to this Debenture and the Collateral Rights shall not be prejudiced by any unenforceability or invalidity of any other agreement or document or by any time or indulgence granted to the Company or any other person, or the Trustee (whether in its capacity as trustee or otherwise) or any of the other Secured Parties or by any variation of the terms of the trust upon which the Trustee holds the security or by any other thing which might otherwise prejudice that security or any Collateral Right.

21.4 **Remedies and Waivers**

No failure on the part of the Trustee to exercise, or any delay on its part in exercising, any Collateral Right shall operate as a waiver thereof, nor shall any single or partial exercise of any Collateral Right preclude any further or other exercise of that or any other Collateral Right.

21.5 **No Liability**

None of the Trustee, its nominee(s) or any Receiver shall be liable by reason of (a) taking any action permitted by this Debenture or (b) any neglect or default in connection with the Charged Property or (c) taking possession of or realising all or any part of the Charged Property, except in the case of gross negligence or wilful default upon its part.

21.6 **Partial Invalidity**

If, at any time, any provision of this Debenture is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions of this Debenture nor of such provision under the laws of any other jurisdiction shall in any way be affected or impaired thereby and, if any part of the security intended to be created by or pursuant to this Debenture is invalid, unenforceable or ineffective for any reason, that shall not affect or impair any other part of the security.

21.7 **Company's Obligations**

The obligations of the Company and the Collateral Rights shall not be discharged, impaired or otherwise affected by:

21.7.1 any winding-up, dissolution, administration or re-organisation of or other change in any Obligor or any other person;

21.7.2 any of the Secured Obligations being at any time illegal, invalid, unenforceable or ineffective;

21.7.3 any time or other indulgence being granted to any Obligor or any other person;

21.7.4 any amendment, variation, waiver or release of any of the Secured Obligations;

21.7.5 any failure to take or failure to realise the value of any other collateral in respect of the Secured Obligations or any release, discharge, exchange or substitution of any such collateral; or

21.7.6 any other act, event of omission which but for this provision would or might operate to impair, discharge or otherwise affect the obligations of the Company hereunder.

22. RELEASE OF SECURITY

22.1 Redemption of Security

Upon the Secured Obligations being discharged in full and none of the Secured Parties being under any further actual or contingent obligation to make advances or provide other financial accommodation to the Company or any other person under any of the Finance Documents, or, as the case may be, the Company making a disposal of a property or asset which is permitted under the Facility Agreement, the Trustee shall, at the request and cost of the Company, release and cancel the security constituted by this Debenture or, in the case of a disposal permitted under the Facility Agreement, the security created by this Debenture over such property or such asset, and procure the reassignment, retransfer or reconveyance to the Company of the property and assets assigned to the Trustee pursuant to this Debenture, in each case subject to Clause 22.2 (*Avoidance of Payments*) and without recourse to, or any representation or warranty by, the Trustee or any of its nominees.

The Trustee shall, at the request of the Company, release, and cancel the security constituted by this Debenture and procure the reassignment, retransfer or reconveyance to the Company of the property and assets assigned to the Trustee pursuant to this Debenture, in each case s

22.2 Avoidance of Payments

If the Trustee considers that any amount paid or credited to it is capable of being avoided or reduced by virtue of any bankruptcy, insolvency, liquidation or similar laws the liability of the Company under this Debenture and the security constituted hereby shall continue and such amount shall not be considered to have been irrevocably paid.

23. SET-OFF

The Company authorises the Trustee (but the Trustee shall not be obliged to exercise such right) to set off against the Secured Obligations not paid when due any amount or other obligation (contingent or otherwise) owing by the Trustee to the Company and apply any credit balance to which the Company is entitled on any account with the Trustee in accordance with Clause 18 (*Application of Moneys*) (notwithstanding any specified maturity of any deposit standing to the credit of any such account).

24. SUBSEQUENT SECURITY INTERESTS

If the Trustee (acting in its capacity as trustee or otherwise) or any of the other Secured Parties at any time receives or is deemed to have received notice of any subsequent Security affecting all or any part of the Charged Property or any assignment or transfer of the Charged Property which is prohibited by the terms of this Debenture or the Facility Agreement, all payments thereafter by or on behalf of the Company to the Trustee (whether in its capacity as trustee or otherwise) or any of the other Secured Parties shall be treated as having been credited to a new account of the Company and not as having been applied in reduction of the Secured Obligations as at the time when the Trustee received such notice.

25. CURRENCY INDEMNITY

25.1 If any sum (a "**Sum**") owing by the Company under this Debenture or any order or judgment given or made in relation to this Debenture has to be converted from the currency (the "**First Currency**") in which such Sum is payable into another currency (the "**Second Currency**") for the purpose of:

25.1.1 making or filing a claim or proof against the Company;

25.1.2 obtaining an order or judgment in any court or other tribunal;

25.1.3 enforcing any order or judgment given or made in relation to this Debenture; or

25.1.4 applying the Sum in satisfaction of any of the Secured Obligations,

the Company shall indemnify the Trustee from and against any loss suffered or incurred as a result of any discrepancy between (a) the rate of exchange used for such purpose to convert such Sum from the First Currency into the Second Currency and (b) the rate or rates of exchange available to the Trustee at the time of such receipt of such Sum.

25.2 **Currency Conversion**

For the purpose of or pending the discharge of any of the Secured Obligations, the Trustee may convert any moneys received or recovered by the Trustee or any Receiver pursuant to this Debenture from one currency to another at the spot rate at which the Trustee is able to purchase the currency in which the Secured Obligations are due with the amount received. The Secured Obligations shall only be satisfied to the extent of amount of the due currency purchased after deducting the costs of conversion.

26. ASSIGNMENT

To the extent permitted by the Facility Agreement, the Trustee may assign and transfer all or any of its rights and obligations under this Debenture. The Trustee shall be entitled to disclose such information concerning the Company and this Debenture as the Trustee considers appropriate to any actual or proposed direct or indirect successor or

to any person to whom information may be required to be disclosed by any applicable law.

27. NOTICES

The provisions of clause 32 (*Notices*) of the Facility Agreement shall apply to this Debenture.

28. EXPENSES, STAMP TAXES AND INDEMNITY

28.1 **Expenses**

The Company shall, from time to time on demand of the Trustee, reimburse the Trustee for all reasonable costs and expenses (including legal fees) on a full indemnity basis together with any VAT thereon incurred by it in connection with:

28.1.1 the negotiation, preparation and execution of this Debenture and the completion of the transactions and perfection of the security contemplated in this Debenture; and

28.1.2 the exercise, preservation and/or enforcement of any of the Collateral Rights or the security contemplated by this Debenture or any proceedings instituted by or against the Trustee as a consequence of taking or holding the security or of enforcing the Collateral Rights,

and shall carry interest from the date of such demand until so reimbursed at the rate and on the basis as mentioned in Clause 2.2 (*Interest on Demands*).

28.2 **Stamp Taxes**

The Company shall pay all stamp, registration and other taxes to which this Debenture, the security contemplated in this Debenture or any judgment given in connection with it is or at any time may be subject and shall, from time to time, indemnify the Trustee on demand against any liabilities, costs, claims and expenses resulting from any failure to pay or delay in paying any such tax.

28.3 **Indemnity**

The Company shall, notwithstanding any release or discharge of all or any part of the security, indemnify the Trustee, its agents, attorneys and any Receiver against any action, proceeding, claims, losses, liabilities and costs which it may sustain as a consequence of any breach by the Company of the provisions of this Debenture, the exercise or purported exercise of any of the rights and powers conferred on them by this Debenture or otherwise relating to the Charged Property.

29. PAYMENTS FREE OF DEDUCTION

All payments to be made to the Trustee under this Debenture shall be made free and clear of and without deduction for or on account of tax unless the Company is required to make such payment subject to the deduction or withholding of tax, in which case the sum payable by the Company in respect of which such deduction or withholding is required to be made shall be increased to the extent necessary to ensure that, after the

making of such deduction or withholding, the person on account of whose liability to tax such deduction or withholding has been made receives and retains (free from any liability in respect of any such deduction or withholding) a net sum equal to the sum which it would have received and so retained had no such deduction or withholding been made or required to be made.

30. **DISCRETION AND DELEGATION**

30.1 **Discretion**

Any liberty or power which may be exercised or any determination which may be made hereunder by the Trustee or any Receiver may, subject to the terms and conditions of the Trust Agreement, be exercised or made in its absolute and unfettered discretion without any obligation to give reasons.

30.2 **Delegation**

Each of the Trustee and any Receiver shall have full power to delegate (either generally or specifically) the powers, authorities and discretions conferred on it by this Debenture (including the power of attorney) on such terms and conditions as it shall see fit which delegation shall not preclude either the subsequent exercise of such power, authority or discretion by the Trustee or the Receiver itself or any subsequent delegation or revocation thereof.

31. **PERPETUITY PERIOD**

The perpetuity period under the rule against perpetuities, if applicable to this Debenture, shall be the period of eighty years from the date of the Facility Agreement.

32. **GOVERNING LAW**

This Debenture is governed by English law.

33. **JURISDICTION**

33.1 **English Courts**

The courts of England have exclusive jurisdiction to settle any disputes (a "**Dispute**") arising out of, or connected with this Debenture (including a dispute regarding the existence, validity or termination of this Debenture or the consequences of its nullity).

33.2 **Convenient Forum**

The parties agree that the courts of England are the most appropriate and convenient courts to settle Disputes between them and, accordingly, that they will not argue to the contrary.

33.3 **Exclusive Jurisdiction**

This Clause 33 (*Jurisdiction*) is for the benefit of the Trustee only. As a result and notwithstanding Clause 33.1 (*English Courts*), it does not prevent the Trustee from taking proceedings relating to a Dispute in any other courts with jurisdiction. To the extent allowed by law the Trustee may take concurrent proceedings in any number of jurisdictions.

THIS DEBENTURE has been signed on behalf of the Trustee and executed as a deed by the Company and is delivered by it on the date specified above.

SCHEDULE 1

DETAILS OF REAL PROPERTY

Part A
Registered Land

(Freehold or leasehold property (if any) in England and Wales of which the Company is registered as the proprietor at H.M. Land Registry)

County and District/ London Borough	Description of Property	Title Number

INTENTIONALLY LEFT BLANK

Part B
Unregistered Land

(Freehold or leasehold property (if any) in England and Wales title to which is not registered at H.M. Land Registry of which the Company is the owner)

The freehold/leasehold property known as and comprised in the following title deed(s) or other document(s) of title:

Description	Date	Document	Parties

INTENTIONALLY LEFT BLANK

SCHEDULE 2

FORM OF NOTICE OF ASSIGNMENT OF INSURANCE

To: [Insurer]

Date: [ ]

Dear Sirs,

We hereby give you notice that we have assigned to **BARCLAYS BANK PLC** (the "**Trustee**") pursuant to a debenture entered into by us in favour of the Trustee dated [ ] all our right, title and interest in and to the proceeds of [*insert details of relevant insurance policy*] (the "**Policy of Insurance**").

With effect from your receipt of this notice we instruct you to:

1. make all payments and claims under or arising from the Policy of Insurance to the Trustee [*insert an account number if required*] or to its order as it may specify in writing from time to time;
2. note the interest of the Trustee on the Policy of Insurance; and
3. disclosure to the Trustee, without further approval from us, such information regarding the Policy of Insurance as the Trustee may from time to time request and to send it copies of all notices issued by you under the Policy of Insurance.

With effect from your receipt of this notice all rights, interests and benefits whatsoever accruing to or for the benefit of ourselves arising from the Policy of Insurance (including all rights to compel performance) belong to and are exercisable by the Trustee.

Please acknowledge receipt of this notice by signing the acknowledgement on the enclosed copy letter and returning the same to the Trustee at [ ] marked for the attention of [ ].

Yours faithfully,

....

for and on behalf of
BENFIELD GROUP LIMITED

[On copy only:

To: **BARCLAYS BANK PLC**

We acknowledge receipt of a notice in the terms set out above and confirm that we have not received notice of any previous assignments or charges of or over any of the rights, title and interests and benefits referred to in such notice and that we will comply with the terms of that notice.

We further confirm that no amendment of the Policy of Insurance shall be effective unless we have given the Trustee thirty days written notice thereof.

For and on behalf of [Insurer]

By: ....

Dated:

SCHEDULE 3

Part A

Form of Notice of Assignment of the Holding Account With Respect to Share Issues

To: [Account Bank]

Date: [ ]

Dear Sirs,

We hereby give you notice that we have assigned and charged to **BARCLAYS BANK PLC** (the "**Trustee**") all of our right, title and interest in and to account number [ ], account name [ ] (including any renewal or redesignation thereof) and all monies standing to the credit of that account from time to time (the "**Holding Account**").

With effect from the date of your receipt of this notice:

(a) any existing payment instructions affecting the Holding Account are to be terminated and all payments and communications in respect of the Holding Account should be made to the Trustee or to its order (with a copy to the Company).

(b) all rights, interests and benefits whatsoever accruing to or for the benefit of ourselves arising from the Holding Account belong to the Trustee.

Please accept this notice by signing the enclosed acknowledgement and returning it to the Trustee at [ ] marked for the attention of [ ].

Yours faithfully

....

for and on behalf of

BENFIELD GROUP LIMITED

[on copy only]

To: **BARCLAYS BANK PLC**

Date: [ ]

At the request of the Trustee and **BENFIELD GROUP LIMITED** we acknowledge receipt of the notice of assignment and charge, on the terms attached, in respect of the Holding Account (as described in those terms). We confirm that:

- the balance standing to the Holding Account at today's date is [ ], no fees or periodic charges are payable in respect of the Holding Account and there are no restrictions on (a) the payment of the credit balance on the Holding Account [(except, in the case of a time deposit, the expiry of the relevant period)] or (b) the assignment of the Holding Account to the Trustee or any third party;

- we have not received notice of any previous assignments of, charges over or trusts in respect of, the Holding Account and we will not, without the Trustee's consent (a) exercise any right of combination, consolidation or set-off which we may have in respect of the Holding Account or (b) amend or vary any rights attaching to the Holding Account; and

- we will act only in accordance with the instructions given by persons authorised by the Trustee and we shall send all statements and other notices given by us relating to the Holding Account to the Trustee.

For and on behalf of [ ]

By: ....

Part B

Form of Notice of Assignment of Account Including the Holding Account With Respect to Disposals

To: [•]

Dated: [ ] 20[ ]

Benfield Group Limited (the "**Company**")

We refer to the debenture (the "**Debenture**") dated [ ] 2001 and pursuant to which the following accounts opened by us in your books:

Name of Account	**Account Number**
[ ]	[ ]
[ ]	[ ]

(the "**Account**") have been assigned to Barclays Bank PLC (the "**Trustee**") as trustee on behalf of the Beneficiaries therein referred to.

We hereby give you notice that pursuant to the Debenture, the Company with full title guarantee, has assigned to the Trustee all its rights, title and interest in and to all sums which may at any time be standing to the credit of the Account (the "**Account Funds**"). Until such time as you receive instructions or notification to the contrary from the Trustee, as per our instructions below, we continue to exercise all rights, interests, and benefits accruing to or for the benefit of ourselves arising from the Accounts.

In connection therewith we hereby irrevocably and unconditionally instruct and authorise you (notwithstanding any previous instructions whatsoever which we may have given you to the contrary):

(a) to disclose to the Trustee without any reference to or further authority from us and without any enquiry by you as to the justification for such disclosure, such information relating to the Account Funds and the debt represented thereby as the Trustee may, at any time and from time to time, request you to disclose to it;

(b) at any time and from time to time upon receipt by you of instructions in writing from the Trustee to release the Account Funds and to act in accordance with such instructions, without any reference to or further authority from us and without any enquiry by you as to the jurisdiction for such instructions or the validity thereof;

(c) to comply with the terms of any written notice, statement or instructions in any way relating or purporting to relate to the Account Funds or the debt represented thereby which you receive at any time and from time to time from the Trustee without any reference to or further authority from us and without any enquiry by you as to the jurisdiction for such notice, statement or instructions or the validity thereof; and

(d) at any time and from time to time upon receipt of instructions to that effect from the Trustee not to act upon our instructions with regard to the Account Funds.

The instructions and authorisations which are contained in this letter shall remain in full force and effect until we and the Trustee together give you notice in writing revoking them.

In consideration of your accepting the instructions and authorisations which are contained in this letter we will at all times well and sufficiently indemnify you and keep you indemnified from and against all actions, suits, proceedings, claims, demands, liabilities, damages, costs, expenses, losses and charges whatsoever in relation to or arising out of your acting on or complying with such instructions and authorisations and we will pay or reimburse to you on demand the amount of all losses, costs and expenses whatsoever suffered or incurred from time to time by you under or by reason or in consequence of you acting or complying with such instructions and authorisations.

This letter shall be governed by and construed in accordance with English law.

Would you please acknowledge receipt of this letter and your acceptance of the instructions and authorisations contained in it by sending a letter addressed to the Trustee in the form attached hereto.

Yours faithfully,

....

for and on behalf of
BENFIELD GROUP LIMITED

To: **BARCLAYS BANK PLC**

Date: [ ]

Dear Sirs,

We hereby acknowledge receipt of a letter (a copy of which is attached hereto) dated [ ] 200[ ] and addressed to us by Benfield Group Limited (the "**Company**") and hereby accept the instructions and authorisations contained therein and undertake to act in accordance and comply with the terms thereof.

We hereby acknowledge and confirm to the Company and the Trustee on behalf of the Beneficiaries that:

(a) no rights of counterclaim, rights of set-off or any other equities whatsoever, other than any netting, Security or set-off arrangement entered into by the Company in the ordinary course of its banking arrangements with us for the purpose of netting, debit and credit balances, have arisen in our favour against the Company in respect of the Account Funds or the debt represented thereby or any part thereof and we will not make any claim or demands or exercise any rights of counterclaim, rights of set-off or any other equities whatsoever, other than any netting, Security or set-off arrangement entered into by the Company in the ordinary course of its banking arrangements with us for the purpose of netting, debit and credit balances, against the Company in respect of the Account Funds or the debt represented thereby or any part thereof; and

(b) we have not, as at the date hereof, received any notice that any third party has or will have any right or interest whatsoever in or has made or will be making any claim or demand or taking any action whatsoever against the Account Funds or the debt represented thereby or any part thereof.

We undertake that in the event of us receiving notice at any time that any person or entity other than the Trustee claims to have or claims it will acquire any right or interest whatsoever in the Account Funds or any part thereof we will as soon as is reasonably practical give written notice of the terms thereof to both the Trustee and the Company **provided that** if we give the Trustee and the Company 30 days written notice specifying that we are no longer prepared to undertake our responsibilities in accordance with this acknowledgement, we shall cease to be under any further obligations and we shall not have any further liabilities under this acknowledgement from the expiry of such notice period.

We have made the acknowledgements and confirmations and have given the undertakings set out in this letter in the knowledge that they are required by the Trustee in connection with the security which has been constituted by the Company in favour of the Trustee as trustee under the Debenture.

The expressions defined or used in your letter mentioned in the opening paragraph hereof shall, unless the context otherwise requires, have the same meanings in this letter.

This letter shall be governed by and construed in accordance with English law.

Yours faithfully,

For and on behalf of
[ACCOUNT BANK]

SCHEDULE 4

FORM OF DEED OF RELEASE

THIS DEED OF RELEASE is made the [ ] day of [ ]

BY:

(1) **BARCLAYS BANK PLC** (the "**Trustee**")

in favour of

(2) **BENFIELD GROUP LIMITED** (the "**Company**")

SUPPLEMENTAL TO a debenture dated [ ] entered into by the Company in favour of the Trustee (the "**Debenture**") pursuant to which the Company granted security for the Secured Obligations over all its undertaking and assets, present and future, in favour of the Trustee.

The Company has requested the Trustee to release [the Charged Property]/[the Charged Property listed in the schedule hereto (the "**Released Property**")] from the security created by or pursuant to the Debenture which the Trustee has agreed to do upon the terms and conditions contained in this deed.

IT IS AGREED as follows:

1. Terms defined in the Debenture shall have the same meaning in this deed.

2. The Trustee without recourse, representation or warranty of title hereby:

   (a) releases [all the Company's assets and undertaking]/[the Released Property] from the fixed charges and the floating charge constituted by the Debenture; and

   (b) reassigns, reconveys and retransfers [all the Company's assets and undertaking]/[the Released Property] assigned, transferred and conveyed to the Trustee by or pursuant to the Debenture,

   to the intent that such property shall, subject only to Clause 22 (*Release of Security*) of the Debenture be held freed and discharged from such security and from all claims under the Debenture.

3. The Trustee hereby agrees that it will (at the cost and expense of the Company) do all such things and execute all such documents as may reasonably be necessary to give effect to such release and reassignment.

4. [The Trustee confirms that, as at the date of this Deed, so far as it is aware no event has happened whereby the floating charge created by the Debenture has crystallised].

5. This release and reassignment, retransfer and reconveyance shall not discharge the Company from any liabilities [to the Trustee (whether in its capacity as trustee or otherwise) or any of the other Secured Parties] remaining outstanding at the date hereof or from any other security.

IN WITNESS WHEREOF this deed has been executed by the Trustee and is intended to be and is hereby delivered on the date specified above.

[Execution by the Trustee]

[THE SCHEDULE

DETAILS OF THE RELEASED PROPERTY]

SCHEDULE 5

DETAILS OF COMPANIES

Company Name	Company Number
Benfield Holdings Limited	02265140

SCHEDULE 6

DETAILS OF KEYMAN POLICIES

Insurer	Policy number and date	Life assured	Sum assured	Duration of Policy

[INTENTIONALLY LEFT BLANK]

The Company

The COMMON SEAL of)
BENFIELD GROUP LIMITED)
was hereunto affixed)
in the presence of:)

D.J. GOLDMAN

The Trustee

BARCLAYS BANK PLC

By:

Address: 5 THE NORTH COLONNADE
CANARY WHARF
LONDON E14 4BB

Fax: 020 7773 4893

Attention: FRANK ROGERS

ATTACHMENT 7

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the United Kingdom Financial Services and Markets Act 2000.

If you have sold or otherwise transferred all of your Common Shares or Convertible Preference Shares you should send this document, together with the accompanying documents, at once to the purchaser or transferee.

This document does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities. Any offers of securities made in future in the United Kingdom will be made solely by means of listing particulars delivered to the Registrar of Companies in England and Wales pursuant to section 83 of the United Kingdom Financial Services and Markets Act 2000 and to the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act 1981 of Bermuda. No securities of Benfield have been or will be registered with the United States Securities and Exchange Commission pursuant to the Securities Act or under the securities laws of any state within the United States, and such securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

BENFIELD GROUP LIMITED

Adoption of the

Benfield Group Limited 2003 Performance Incentive Plan

and the

Benfield Group Limited 2002 Incentive Plan, proposed changes to the Bye-laws of the Company and Notices of Special General Meeting and Class Meeting of Common Shareholders

---

Your attention is drawn to the letter from the Chairman of Benfield set out on pages 5 to 11 of this document which recommends Shareholders to vote in favour of the proposals at the Common Shareholders' Meeting and the Special General Meeting referred to below.

Notice convening the Special General Meeting to be held at 55 Bishopsgate, London EC2N 3BD at 10.05 a.m. on 27 May 2003 (or at such later time as the Common Shareholders' meeting shall have been concluded or adjourned) is set out on pages 26 to 29 of this document. Notice convening the Common Shareholders' Meeting is set out on page 30 of this document.

Whether or not you intend to be present at the Special General Meeting or the Common Shareholders' Meeting, please complete and return the appropriate Forms of Proxy accompanying this document as soon as possible and in any event so as to arrive not later than :

10.00 a.m. on 25 May 2003 for the Common Shareholders' Meeting (red proxy card)
10.05 a.m. on 25 May 2003 for the Special General Meeting (blue proxy card)

Further details of the action you should take are set out in Part I of this document.

Expected Timetable

10.00 a.m. on 27 May 2003	Common Shareholders' Meeting
10.05 a.m. on 27 May 2003	Special General Meeting

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

"ABI"	the Association of British Insurers;
"Act"	the Companies Act 1981 of Bermuda, as amended;
"Admission" or "Listing"	admission to the Official List of the UKLA and to trading on London Stock Exchange plc's market for listed securities;
"Benfield" or "Company"	Benfield Group Limited, an exempted company incorporated in Bermuda under the Act with limited liability;
"Benfield Share Schemes"	the existing employees' share schemes operated by Benfield comprising the Benfield 1998 Share Plan (which includes the Benfield 1998 Share Option Scheme) and the Deferred Share Unit Retention Plans together with, where the context requires, any other employees' share scheme or schemes which the Company shall from time to time adopt;
"Board" or "Directors"	the board of directors of Benfield;
"business day"	any day other than a Saturday, Sunday or public holiday on which banks are generally open for business in London or in Hamilton, Bermuda (as applicable);
"City Code" or "Takeover Code"	The City Code on Takeovers and Mergers as issued from time to time on behalf of the Panel on Takeovers and Mergers;
"Combined Code"	the Combined Code – Principles of Good Governance and Code of Best Practice;
"Committee"	a duly authorised committee of the Board or, in the absence of any such committee, the Board itself;
"Common Shares"	the common shares of $0.01 each in the capital of the Company;
"Common Shareholders"	holders of the Common Shares;
"Common Shareholders' Meeting"	the class meeting of the Common Shareholders convened for 10.00 a.m. on 27 May 2003, and any adjournment thereof;
"Convertible Preference Shares"	the cumulative redeemable convertible preference shares of $0.01 each in the capital of the Company;
"Convertible Preference Shareholders"	the holders of Convertible Preference Shares;
"Court"	the High Court of Justice of England and Wales;
"Court Order"	the Order of the Court sanctioning the Scheme under section 425 of the United Kingdom Companies Act 1985 and confirming the reduction of the share capital of Benfield provided for by clause 1 of the Scheme under section 137 of the United Kingdom Companies Act 1985;
"CREST"	the computerised system for paperless settlement of trades in listed securities and the holding of securities in uncertificated form of which CRESTCO is the operator;
"CRESTCO"	CRESTCo Limited, a company incorporated in England and Wales;

"Deferred Share Unit Retention Plans"	the Benfield 2001 Deferred Share Unit Retention Plan and the Benfield 2001 Deferred Share Unit Retention Plan for California Employees;
"dollars" or "$"	the lawful currency for the time being of the United States;
"Forms of Proxy"	the forms of proxy for use respectively at the Common Shareholders' Meeting (the red proxy card) and the Special General Meeting (the blue proxy card) which accompany this document (and **"Form of Proxy"** shall mean either of them);
"Founder Shares"	the authorised but unissued founder shares of $1.00 each in the capital of the Company;
"General Principles"	the General Principles contained in the Takeover Code;
"Group"	Benfield and its subsidiary undertakings from time to time (and **"member of the Group"** shall be construed accordingly);
"IPO"	any initial public offering of any securities of the Company;
"London Stock Exchange"	London Stock Exchange plc;
"NAPF"	the National Association of Pension Funds;
"Notice of SGM"	the notice convening the SGM set out in Part V of this document;
"Panel"	the Panel on Takeovers and Mergers;
"PIP"	the Benfield Group Limited 2003 Performance Incentive Plan, particulars of which are given in Part III of this document;
"PIP Rules"	the proposed rules governing the PIP, as summarised in Part III of this document;
"Resolutions"	the resolutions to be put to Shareholders at the SGM (or any adjournment thereof) and as set out in the Notice of SGM;
"Scheme" or "Scheme of Arrangement"	the scheme of arrangement under section 425 of the United Kingdom Companies Act 1985 set out in the Scheme Circular in its original form or with or subject to any modification thereof or addition thereto or condition approved or imposed by the Court;
"Scheme Circular"	the document dated 5 September 2002 and issued in connection with the Scheme;
"Securities Act"	the United States Securities Act of 1933, as amended;
"SGM" or "Special General Meeting"	the special general meeting of Shareholders convened by the Notice of SGM;
"Shareholders"	holders of Shares;
"Shares"	the Common Shares and the Convertible Preference Shares (all of them and each of them as the context requires);
"Sterling" or "£"	the lawful currency for the time being in the UK;
"Substantial Acquisition Rules" or "SARs"	the Rules governing Substantial Acquisitions of Shares as contained from time to time in the Takeover Code;

"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland;
"UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000;
"US" or "United States"	the United States of America, its territories and possessions, any State of the United States of America and the District of Columbia, and all other areas subject to its jurisdiction;
"2002 Incentive Plan"	the Benfield Group Limited 2002 Incentive Plan, particulars of which were given in section 8 of Part IV of the Scheme Circular and proposed amendments to which are summarised in Part IV of this document;
"2002 Plan Rules"	the proposed rules governing the 2002 Incentive Plan, as summarised in section 8 of Part IV of the Scheme Circular and proposed amendments to which are summarised in Part IV of this document.

PART I



BENFIELD GROUP LIMITED

(Incorporated and registered in Bermuda – registered number 31639)

Directors:
D J Coldman (*Chairman*)
G D Chilton (*Chief Executive Officer*)
J L P Whiter FCA (*Chief Financial Officer*)
R R Fox (*Executive Director*)
A T M MacDonald (*Executive Director*)
D H Spiller (*Executive Director*)
Rt Hon F A A Maude PC MP (*Non-executive Director and Deputy Chairman*)
Dr K R Harris (*Non-executive Director*)

Registered Office:
Clarendon House
2 Church Street
Hamilton
HM11
Bermuda

2 May 2003

To the holders of Common Shares and Convertible Preference Shares and, for information purposes only, to participants in the Benfield Share Schemes.

Dear Shareholder,

1. Introduction

It was announced on 28 November 2002 that the Company intends to pursue an IPO and Listing for its Common Shares on the London Stock Exchange. As indicated in that announcement, the timing of any such IPO will be influenced by market conditions. However, the Board believes that the Company should take steps to prepare for a possible IPO and Listing when the Board considers that to be appropriate.

I am writing to give you details of proposed changes to the Bye-laws of Benfield which the Board recommends be implemented so as to position the Company better for any future IPO and Listing of its Common Shares and, in the case of some of the proposed changes, in order to comply with the Listing Rules of the UKLA, with which compliance would be necessary if the Common Shares were to be listed on the London Stock Exchange.

Further details of the proposed changes to the Bye-laws, the reasons for them and the Shareholder meetings and consents required to implement the changes, are set out in this document.

In connection with any future IPO and Listing of Benfield's Common Shares, the Board also proposes to introduce a new employees' share scheme, the Benfield Group Limited 2003 Performance Incentive Plan, or "PIP". The adoption of the PIP will be conditional upon the occurrence of an IPO and will permit grants of options and incentive awards over Common Shares to eligible employees post-IPO. Further details of the PIP are set out in Part III of this document.

Shareholders will recall that the Scheme Circular contained details of a proposed new employees' share scheme, known as the "Holdings Incentive Plan". That plan has not to date been implemented by the Company. Following the Scheme of Arrangement sanctioned by Court Order in October 2002, no further awards may be made under the Benfield 1992 Employee Share Option Scheme or the Benfield 1998 Share Option Scheme, nor does the Company intend to make any further awards pursuant to the Deferred Share Unit Retention Plans. Therefore the Company does not currently have in operation an employees' share scheme under which appropriate share based awards can be made. The PIP contains certain provisions which only make it suitable for application post-IPO. Consequently, the Board proposes to introduce an intermediate employees' share scheme, the Benfield Group Limited 2002 Incentive Plan, or "2002 Incentive Plan", based on the provisions of the Holdings Incentive Plan detailed in the Scheme Circular. The 2002 Incentive Plan will be adopted immediately following shareholder approval and will permit grants of options and incentive awards over Common Shares to eligible employees prior to any IPO. Following an IPO, no further awards will be permissable under the 2002 Incentive Plan and thereafter the PIP will be the Company's only employees' share scheme.

Further details of the 2002 Incentive Plan are set out in Part IV of this document.

2. Reasons for the proposed changes to the Bye-laws

As a result of the Scheme, the Company became the new holding company of the Group. The Bye-laws were prepared on a basis which preserved as much as reasonably practicable of the Articles of Association of the Group's previous UK holding company, Benfield Group plc, yet also accommodated the legal and regulatory requirements applicable to a Bermuda company. As was explained in the Scheme Circular, certain provisions of the Bye-laws were also designed to accommodate any IPO of Common Shares in the United States.

As noted above, in order to position Benfield better for any IPO and Listing on the London Stock Exchange, the Board recommends that changes are now made to the Bye-laws. Most of the proposed changes to the Bye-laws fall into five broad categories:-

(1) Changes to accommodate the Listing Rules of the UKLA, to reflect good corporate governance practice in the United Kingdom and to implement certain constitutional provisions which would be usual in UK public companies with a Listing in London

The current Bye-laws of the Company reflect the requirements of the Act and of applicable company law in Bermuda. If the Common Shares were to be listed on the London Stock Exchange pursuant to an IPO, the Directors believe that as well as making necessary changes to the Bye-laws so as to comply with the Listing Rules of the UKLA (for example, by removing from the Bye-laws many of the existing restrictions on share transfers), the Company should also incorporate into its Bye-laws other features which institutional investors and investor bodies (such as the ABI and NAPF) would expect to see in the constitutional documents of a listed UK public limited company. These features would include:

- limiting the Directors' right to allot new shares without prior shareholder approval;
- giving Common Shareholders the protection of pre-emption rights similar to those contained in section 89 of the United Kingdom Companies Act 1985 (so that, unless and to any extent that shareholders agreed otherwise, all new Common Shares would, subject to certain exceptions, in future be offered pro-rata to existing Common Shareholders);
- requiring the Directors to comply with principles of good corporate governance in the UK (for example, by requiring the Directors to offer themselves for re-election every 3 years);
- giving rights and protections to holders of listed shares similar to certain of those under the Takeover Code. The Takeover Code seeks to regulate the conduct of any takeover offer for a UK public limited company and it is proposed to incorporate into the Bye-laws provisions similar to certain of the rules of the Takeover Code; if adopted, these provisions would apply to any takeover offer for the Company that was made after its shares were listed. Although the Takeover Code does not apply to Benfield at present (and the Panel has confirmed that the Takeover Code would not apply to Benfield following a Listing), the Directors believe it is in the best interests of shareholders for the Board to try and incorporate in the Bye-laws rules similar to some of the key provisions of the Takeover Code, albeit that these provisions will be administered by the Board and not the Panel. For example, it is proposed that provision be made to require any bidder for the Company post-IPO to offer identical takeover terms to all holders of listed Benfield shares and also to prevent any shareholder being able to raise their shareholding in Benfield beyond 30% of the voting shares without making a takeover offer to all holders of listed Benfield shares; and
- removing the current "offer round" provisions in the Bye-laws; these have been a long-standing feature of the constitutional documents of the Company (and its predecessors) and, in essence, prevent shares being acquired on transfer by an external party who is not an existing shareholder (subject to certain specified exceptions); the "offer round" also requires employee shareholders to offer their shares back to the Company and its remaining shareholders on cessation of employment; these provisions would not be acceptable to the UKLA in the event of a London Stock Exchange listing of Benfield shares and accordingly it is proposed that they be removed.

(2) Changes to the nominal value and denominated currency of the Common Shares and the Convertible Preference Shares so as to denominate them in Sterling and of an appropriate nominal value with a view to an IPO

If Benfield's Common Shares are to be listed on the London Stock Exchange, the Directors believe that it is in the best interests of Shareholders for existing Common Shares to be re-organised into a greater number of shares with a nominal value and currency denomination more appropriate for a UK listing. It is therefore proposed to re-organise the Common Share capital by sub-dividing each existing issued Common Share into five Common Shares and to change the currency denomination of each of those shares from dollars into Sterling. As part of this process, the nominal value of each issued Common Share would be increased to £0.01 and the amount required to pay up any sum which, as a result, becomes unpaid in respect of the nominal value would be debited from the contributed surplus account of the Company. Following these changes, Common Shareholders would hold five times the number of the Common Shares currently held by them and each Common Share would have a nominal value of £0.01 each, rather than of $0.01 each as at present. Similarly, Convertible Preference Shares would be re-denominated into shares of £0.01 each, although, unlike the Common Shares, the Convertible Preference Shares will not be sub-divided. It is intended that the Company will issue new share certificates to Shareholders, reflecting these changes after the SGM.

(3) Changes to the rights attaching to the Convertible Preference Shares

The Convertible Preference Shareholders have the right to convert their shares into Common Shares in the event of an IPO but have informed the Company that, in such event, they do not currently intend to elect to exercise their conversion rights. However, the Convertible Preference Shareholders would, in certain circumstances, be entitled to convert their shares into Common Shares. In order to facilitate any future conversion, and to ensure that the rights attaching to the Convertible Preference Shares would be appropriate if the Company were listed on the London Stock Exchange, it is proposed that certain of the provisions in the Bye-laws relating to the Convertible Preference Shares be altered. Some of these changes, for example those reflecting the proposed re-denomination of the Convertible Preference Shares from dollars into Sterling, would come into effect immediately upon approval of Shareholders at the SGM, subject to the Company obtaining the class consents referred to in section 3 below. Further changes including, for example, the removal of the Convertible Preference Shareholders' rights to participate in new issues of Shares on an "as if converted" basis would only become effective on an IPO.

(4) Changes in order to remove or amend certain provisions in the Bye-laws which are, or upon an IPO would become, redundant or might be inappropriate in the context of a Listing

These proposed changes include amendments to the Bye-laws to reflect the proposed cancellation of the present classes of Founders Share and Preference Share, neither of which class of share is, in the opinion of the Directors, likely to be issued, yet presently exists in the authorised share capital of the Company.

Changes are also proposed to the "lock-up" provisions which were approved by Shareholders and included in the Bye-laws in 2002 pursuant to the Scheme. Under the existing "lock-up" provisions, on the occurrence of an IPO or other public offering, holders of Common Shares become subject to a set of restrictions governing the transfer of those shares. Subject to certain exceptions, for a period of (in the case of an IPO) 180 days after or (in the case of all other offerings) 90 days after the effective date of such offering no Shareholder may sell or otherwise transfer any Common Shares held prior to such offering. In addition, the Common Shares of current and former directors and employees are subject to a further set of restrictions upon the occurrence of an IPO. Under these restrictions, such persons are permitted to sell up to 25% of their Common Shares 180 days following the completion of the IPO and an additional 25% of their Common Shares on each of the dates falling 18, 30 and 42 months after the date of the IPO. In the case of Common Shares which result from the exercise of options or from the exercise or vesting of any other type of incentive award over, or interest in, Common Shares, such persons would similarly be permitted to sell those resulting Common Shares in equal increments over time, up to a cumulative total of 100% of those Common Shares on the date falling 42 months after the date of the IPO.

The Directors believe that it would be in the Company's best interests if the Company were to have the flexibility to make available certain facilities approved by the Board to Shareholders, or certain categories or groups of Shareholder, which might allow them to sell Common Shares as part of any future IPO and it is proposed that the Bye-laws be amended accordingly. Whether and to what extent any such facilities are made available by the Company and, if they are, the terms and extent of such facilities, would depend on the

prevailing market conditions leading up to and at the time of any proposed IPO. Furthermore, any such facilities would be the subject of further communication to the relevant Shareholders who, in order to participate, would be required to become contractually bound to the terms thereof. However, in order to equip the Company with this flexibility and to try to ensure an orderly market for the Company's shares exists after any IPO, it is proposed that the existing lock-up provisions be modified so that:–

- up to 25% of any Common Shares held by any current or former employee immediately after Admission would be able to be transferred in each of the periods commencing six, 18 and 27 months after the IPO, with the remaining 25% becoming transferable 36 months after the IPO. Further lock-up provisions would apply to any Common Shares acquired as a result of the exercise of options or the vesting of awards pursuant to the Benfield Share Schemes. These provisions are described in the more detailed summaries of the lock-up provisions in Part II of this document;

- in the event that these facilities are made available to employee shareholders (including Directors), any employee shareholder who did not, for any reason, sell or transfer all or any of the Common Shares he or she could have committed to transfer as part of the IPO would be able to transfer those Common Shares (or the balance thereof) at any time after the date falling nine months after the IPO or such earlier or later date as may be determined and approved by the Board as part of its approval of any such facilities and the lock-up provisions described above would apply to any remaining Common Shares held immediately after Admission; and

- a six month lock-up would apply to any Common Shares held by current corporate shareholders provided that, if these facilities are made available to corporate shareholders, this lock-up would apply only to the balance of the Common Shares held by them after the IPO; Common Shares arising on any conversion of Convertible Preference Shares during this period would also be subject to the lock-up restriction for the remainder of its six month term.

(5) Other miscellaneous changes

Examples of the changes in this category include:–

- Amendments to the existing Bye-laws to allow any individual to transfer Common Shares prior to any IPO to any of his or her parents, spouse, adult children (including adult step-children and adopted children) or any other adult family member or to a family trust for the benefit of the shareholder and/or one or more of his or her parents, spouse, lineal descendants (including for this purpose step-children and adopted children) or any other family member. Any such transfer would require the prior written approval of the Board which would have absolute discretion to grant or withhold its approval. If any employee who transferred Common Shares under this provision subsequently left the Group, a transfer notice would be deemed served in respect of the shares transferred which, until any IPO, would be dealt with under the existing "offer round" procedure. To the extent any employee shareholder transfers Common Shares to a family member or trust before an IPO those shares would remain subject to the lock-up provisions which apply after such IPO as if they had remained held by the employee shareholder.

- Amendments to the existing Bye-laws to allow any Common Shareholder to transfer Common Shares prior to any IPO to a charity or to a trust for charitable purposes. Any such transfer would require the prior written approval of the Board which would have absolute discretion to grant or withhold its approval.

3. Class consents

Some of the proposed changes to the Bye-laws would, if effected, constitute a variation of class rights of Shareholders and accordingly require separate class consents from the Common Shareholders and the Convertible Preference Shareholders; examples of such proposed changes include:

- the sub-division of each of the existing Common Shares into five Common Shares;

- the re-denomination of the Common Shares into shares denominated in Sterling and the alteration of the nominal value of each of those shares;

- the re-denomination of the Convertible Preference Shares into shares denominated in Sterling and the alteration of the nominal value of each of those shares; and

- the proposed variations to the rights attaching to the Convertible Preference Shares.

A separate class meeting is therefore being convened for the Common Shareholders. This class meeting will be held immediately prior to the SGM. The Company intends to obtain appropriate written consent from the Convertible Preference Shareholders and therefore a separate class meeting of the Convertible Preference Shareholders will not be held.

4. Further details and explanation of the changes proposed to the Bye-laws

The changes proposed to the Bye-laws will, if approved by Shareholders, be implemented in a two stage process.

Stage One: Changes to share rights so as to enable preparations for any future IPO to progress would be implemented immediately upon approval by Shareholders at the SGM; these changes include the amendments to the current transfer restrictions to enable the Company to make facilities available to Shareholders or certain categories or groups of Shareholder enabling them to transfer Common Shares as part of any IPO, the sub-division, re-denomination and alteration of the nominal value of the Common Shares as described above, certain changes to the rights attaching to and the re-denomination and change in nominal value of the Convertible Preference Shares. The amendments to allow transfers of Common Shares by individuals to certain family members and family trusts and by all Common Shareholders to charities and charitable trusts and certain other changes would also be introduced at this stage. These "Stage One" changes would come into effect through the adoption of a new set of Bye-laws with effect from the passing of the necessary resolutions at the SGM and the Company obtaining the necessary class consents.

Stage Two: Other Bye-law changes, if approved by Shareholders, would only come into effect on an IPO through the adoption of a new set of Bye-laws incorporating the relevant changes conditionally upon the occurrence of an IPO. Changes in this category would include the removal of the transfer restrictions (other than the new "lock-up" provisions) presently contained in the Bye-laws and the removal of the "offer round" provisions. In addition, although Common Shareholders are being asked to vote on the adoption of the proposed new 2003 Performance Incentive Plan at the SGM, the PIP would only come into effect upon an IPO. In the event that an IPO did not occur on or before 30 June 2004, this new set of Bye-laws, and the PIP, would not be adopted.

Shareholders should note that some of the more significant changes proposed to the Bye-laws, particularly those described in paragraph (1) above which relate to UKLA matters and to typical provisions applicable to UK listed companies, will, if approved by Shareholders, only be implemented in the event of a Listing of Benfield Shares on the London Stock Exchange. Shareholders are therefore being asked to approve those changes on a basis which is conditional upon Listing so that no such changes would become effective unless and until Listing occurs.

A summary of the principal changes proposed to the Bye-laws is set out in Part II of this document.

Common Shareholders should note that even if the proposed changes to the Bye-laws are implemented, pending an IPO there will be few changes to their principal rights and obligations as Shareholders:

Rights/restrictions	**Effect of proposed Bye-law changes**
Voting rights	Unchanged; each Common Share will retain one vote.
Dividend rights	Unchanged; Common Shareholders will enjoy the same dividend rights.
Rights on a winding-up	Unchanged; rights to return of capital on a winding-up will be unaffected.
Share transfers	Pending an IPO, there will be no change and the current "offer round" provisions will continue to apply; following an IPO, the provisions in the Bye-laws will be modified so as to permit share transfers free from the existing "offer round" provisions, but still subject to the amended "lock-up" provisions.
Minority protection rights	Unchanged.
Rights to be included in an IPO	Unchanged.

Transfers to family members, family trusts, charities and charitable trusts	Pending an IPO, new provisions will apply to allow transfers of Common Shares by individuals to certain family members and by all Common Shareholders to charities and charitable trusts. Any such transfer would be subject to the prior written approval of the Board.
Rights/restrictions	**Effect of proposed Bye-law changes**
Rights on a takeover offer	Pending an IPO, there will be no change; following an IPO new provisions similar to certain of the provisions of the Takeover Code will apply so as to give new protections to Common Shareholders (as described above).
"Lock-up" restrictions	Pending an IPO, the existing lock-up restrictions will be amended principally to give the Company the ability to make facilities available to Shareholders or certain categories or groups of Shareholder to transfer/sell Common Shares as part of an IPO. Following an IPO, the new lock-up restrictions described on page 8 and in Part II of this document would apply.

Common Shareholders are also advised that the changes to the nominal value and the currency denomination of their shares will not affect the value of those shares relative to the value of the Company's entire capital of Common Shares. The changes proposed will leave each Common Shareholder with exactly the same relative shareholding value as exists today, albeit that each Common Shareholder will have more shares in number but with a nominal value denominated in Sterling rather than dollars.

Copies of the current Bye-laws and of the Bye-laws highlighted to show the precise wording changes which would become effective upon approval by Shareholders and those which would become effective on an IPO (provided it occurred prior to 30 June 2004), will be available for inspection during normal working hours at:

- 55 Bishopsgate, London EC2N 3BD
- Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
- Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA

on all business days in the period between the first business day following the date of this document up to and including the date of the SGM.

Under current taxation regulations applicable in the US and the UK respectively, Shareholders ordinarily resident or domiciled in those jurisdictions should incur no charge to taxation arising directly in consequence of the Company effecting the changes proposed to the Bye-laws or passing the resolutions to be proposed at the Common Shareholders' Meeting and at the SGM or, in the case of Convertible Preference Shareholders, signing their written class consents. Any Shareholders ordinarily resident or domiciled outside the US or the UK or otherwise uncertain of the tax consequences of implementing the proposals in this document, should obtain their own independent professional tax advice.

5. Action to be taken and recommendation

Shareholders will find on page 30 of this document a notice convening the Common Shareholders' Meeting and a red Form of Proxy in respect of that meeting is enclosed with this document.

Set out in Part V of this document is the Notice of SGM. Shareholders will find enclosed with this document a blue Form of Proxy in respect of the SGM.

Shareholders who are entitled to attend and vote at the Common Shareholders' Meeting and the SGM are entitled to appoint a proxy or proxies to attend and vote on their behalf. To be valid, a Form of Proxy and the power of attorney or other authority (if any) under which it is signed (or a notarially certified copy of that power of attorney) must be deposited at Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than:

10.00 a.m. on 25 May 2003, for the Common Shareholders' Meeting, and

10.05 a.m. on 25 May 2003, for the SGM.

Deposit of a valid Form of Proxy will not preclude a Shareholder from attending the meeting(s) and voting in person.

In each case the Form of Proxy should be completed in accordance with the instructions printed on such form.

In addition, employees of the Group who are Common Shareholders based outside the UK may use the inter-office courier service to return their completed Forms of Proxy to Derek M. Walsh, Group Secretary, at 55 Bishopsgate, London EC2N 3BD, who will, subject to receiving them at least 48 hours prior to the date and time referred to above, send them on your behalf to the Company's Registrars.

The form of written consent sought from the Convertible Preference Shareholders has been sent separately to the holders of those shares. Convertible Preference Shareholders are requested to sign and return the form of consent and return the same to the Company as soon as possible to 55 Bishopsgate, London EC2N 3BD marked for the attention of the Group Secretary.

Resolutions 1 to 7 inclusive will, in order to be passed, require the votes of a simple majority of Common Shareholders who vote on these resolutions in person or by proxy. The existing Bye-laws specify that changes to certain of the Bye-laws require a "Special Resolution" to be passed; accordingly Resolutions 8, 9 and 10 will be proposed as Special Resolutions and in order to be passed will require the affirmative vote of a majority representing not less than three quarters of the Common Shareholders.

The Board believes that it is in the best interests of Benfield to make the changes proposed to the Bye-laws and to adopt the PIP and the 2002 Incentive Plan and has, subject to Shareholder approval, approved the changes, the adoption of the PIP and the adoption of the 2002 Incentive Plan. The Board recommends that Common Shareholders vote in favour of the Resolutions and the resolutions to be put to the Common Shareholders' Meeting and further recommends that Convertible Preference Shareholders sign and return their forms of consent. The Directors, who between them hold directly 9,968,668 Common Shares in aggregate (representing not less than 28% of the votes capable of being cast at the Common Shareholders' Meeting and not less than 28% of the votes capable of being cast at the SGM), have agreed to cast all such votes in favour of all the resolutions to be put to Shareholders.

Yours sincerely

D J Coldman
Chairman

This document does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities. Any offers of securities made in future in the United Kingdom will be made solely by means of listing particulars delivered to the Registrar of Companies in England and Wales pursuant to section 83 of the United Kingdom Financial Services and Markets Act 2000 and to the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act 1981 of Bermuda. No securities of Benfield have been or will be registered with the United States Securities and Exchange Commission pursuant to the Securities Act or under the securities laws of any state within the United States, and such securities may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

PART II

SUMMARY OF PROPOSED CHANGES TO THE BYE-LAWS

Shareholders should note that the following is intended only to summarise the principal changes which are proposed to be made to the Bye-laws and is not an exhaustive summary of all the proposed changes. Reference should be made to the current Bye-laws and the copies of the Bye-laws highlighted to show the precise wording changes which would become effective upon approval by Shareholders and those which would become effective on an IPO (provided it occurs prior to 30 June 2004) all of which documents will, as noted on page 10, be available for inspection at 55 Bishopsgate, London EC2N 3BD; Clarendon House, 2 Church Street, Hamilton HM11, Bermuda and Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA:

1. Stage One

The following is a summary of the principal changes to the Bye-laws which would be implemented immediately upon approval by Shareholders at the SGM through the adoption of a new set of Bye-laws incorporating the relevant changes, subject to the passing of the resolution at the Common Shareholders' Meeting and the Company having received or receiving the Convertible Preference Shareholders' written class consent:–

Principal Bye-law reference	Subject	Proposed Change
1	Definitions of "Common Shares", "Convertible Preference Shares" and "Issue Price"	To change these definitions to reflect the re-organisation of the Company's share capital as described in this document.
38	Quorum for general meeting	To remove the requirement that holders of more than 30% of the total issued voting shares of the Company must be present in person or by proxy for there to be a quorum at any general meeting. In the future, two or more shareholders present in person or by proxy would constitute a quorum.
50 & 51	Rights of Convertible Preference Shareholders	In order to reflect the proposed re-denomination and sub-division of the Common Shares, to amend the references in the Bye-laws to the US$19.008 cap and the US$15.84 floor on the conversion price applicable on conversion of Convertible Preference Shares and to the rights of Convertible Preference Shareholders to be offered new Common Shares on an "as if converted basis" on any issue of new Common Shares to £2.64 and £2.20 respectively.
50(1), 50(2) and 50(6)	Founder Shares	To delete all references and provisions relating to Founder Shares; this class of share was created at the time of the incorporation of the Company in 2002; no Founder Shares are in issue and a resolution is being put to shareholders for the cancellation of the Founder Shares.
50(8), 51(5) and 52(1)	Preference Shares	To delete all references and provisions relating to the Preference Shares from the Bye-laws; this class of share was created in 2002 (at the time of the incorporation of the Company) with a view to a potential initial public offering of securities in the United States; the Directors do not consider it appropriate to retain this class of share, of which no shares have been issued, and propose instead that the authorised but unissued shares of this class be cancelled.
50(1)	Reference to Barclays loan facility agreement	To enable the Company to withhold payment of the fixed dividend payable on the Convertible Preference Shares to the extent that payment would cause a breach of any loan facility agreement entered into wholly or partly to re-finance amounts outstanding under the existing Barclays loan facility, provided that the Company would have been able to withhold payment under the terms of the Barclays loan facility.

Principal Bye-law reference	Subject	Proposed Change
62(2)	Transfers to family members and family trusts	To incorporate provisions to allow any individual to transfer Common Shares prior to any IPO to any of his or her parents, spouse, adult children (including step-children and adopted children) or any other adult family member or to a family trust for the benefit of the shareholder and/or one or more of his or her parents, spouse, lineal descendants (including for this purpose step-children and adopted children) or any other family member. Any such transfer would require the prior written approval of the Board which would have absolute discretion to grant or withhold its approval. If any employee who transfers Common Shares under this provision subsequently leaves the Group, a transfer notice would be deemed served in respect of the shares transferred which, until any IPO, would be dealt with under the existing "offer round" procedure. To the extent any employee shareholder transfers Common Shares to a family member or trust before an IPO those shares would remain subject to the lock-up provisions which apply after such IPO as if they had remained held by the employee shareholder.
62(2)	Transfers to charities and charitable trusts	To incorporate provisions to allow any Common Shareholder holding Common Shares to transfer Common Shares prior to any IPO to any charity or to a trust for charitable purposes. Any such transfer would require the prior written approval of the Board which would have absolute discretion to grant or withhold its approval.
62(6)	Lock-up provisions	To modify the existing lock-up provisions; the existing lock-up restrictions will be amended principally to give the Company the ability to make facilities available to Shareholders or certain categories or groups of Shareholder allowing them to transfer/sell Common Shares as part of any IPO ("sell down facilities"). Further changes to the lock-up provisions will be made at "Stage Two" as described below.

2. Stage Two

The following is a summary of the principal changes to the Bye-laws which would, if approved by Shareholders at the SGM, only come into effect on an IPO through the adoption of a new set of Bye-laws incorporating the relevant changes, subject to the passing of the resolution at the Common Shareholders' Meeting and the Company having received or receiving the Convertible Preference Shareholders' written class consent:–

Principal Bye-law reference	Subject	Proposed Change
4	Appointment of executive Directors	To provide provisions more in keeping with listed UK company practice for the appointment of Directors to hold executive office in relation to the management of the Company's business.
12	Election/re-appointment of Directors	To provide provisions more in keeping with listed UK company practice and the Combined Code, under which the Directors will offer themselves for re-election every three years and to provide provisions for the election of Directors by a simple majority of Common Shareholders.

Principal Bye-law reference	Subject	Proposed Change
15	Removal of Directors	To provide provisions similar to section 303 of the UK Companies Act 1985 under which a simple majority of shareholders entitled to vote on the matter may, by passing a resolution at a special general meeting, remove a director; to also insert a provision whereby any Director can be removed by the giving of a notice in writing signed by all other Directors.
16(3)(a)	Compulsory removal of Directors	To insert a provision whereby the office of Director shall be vacated if the Director is prohibited from being a Director by reason of any regulatory requirement; the Directors believe that this change is appropriate given that the Group includes subsidiaries which operate in regulated sectors.
22	Remuneration of Directors	To delete the existing provisions; to insert new provisions providing for the Board to have the power to settle Directors' fees and remuneration; in the event of Admission following an IPO, the Directors intend to comply with the remuneration provisions of the Combined Code (which would include a requirement that the Company have a Remuneration Committee of independent non-executive directors to determine, on behalf of the Board, specific remuneration packages for each of the executive directors) and generally to conform to practices on remuneration of Directors adopted by UK listed public companies.
30 & 31	Indemnification of Directors and Officers of the Company/ liability of Officers	To replace the existing provisions with indemnity provisions reflecting English law and more usual for a UK listed public limited company.
32 & 35	General meetings	To simplify the procedures to be followed by shareholders when bringing resolutions before general meetings of the Company.
43(3)	Limitation of votes exercisable at Shareholder meetings	To delete the existing restriction which prevents any shareholder or two shareholders being entitled to exercise in excess of 49% of the votes cast at any general meeting (save at any general meeting where there are only four or fewer shareholders present and entitled to vote); the Directors view this restriction as inappropriate in the circumstances of a company with a UK listing for its shares and potentially prejudicial to shareholders and investors in the future.
48 & (Schedule – Form A)	Proxies	To provide in the Bye-laws for the giving of proxies in any usual or common form. The Board is likely to adopt the usual format for a listed UK public company and the Bye-laws will include provisions which would enable the Board to permit proxies to be given in electronic form. The Bye-laws will also require notices of all general meetings to include a statement drawing attention to shareholders' rights to appoint proxies to attend and vote at general meetings of the Company.
61 & (Schedule – Form C)	Stock transfer form	To amend the Bye-laws so as to provide for transfers of certificated shares to be in any usual or common form or such other form as the Board may approve from time to time.

Principal Bye-law reference	Subject	Proposed Change
51	Authority to allot shares and pre-emption on new share issues	To delete the existing provisions and impose limitations on the powers of the Directors to allot new shares and to provide for automatic pre-emption rights (unless dis-applied by shareholder resolution in the future) where the Company wishes to issue new shares in the Company for cash; the Directors propose that shareholders should grant the Directors authority to allot Shares (subject to any specified limits on such authority) by proposing resolutions to shareholders not less frequently than at each AGM of the Company. The Directors' initial authority will, subject to the passing thereof, be as set out in Resolution 10 as set out in the Notice of SGM. Shareholder authority will not be required for, and the pre-emption rights will not apply to, certain issues of shares including shares issued under the Benfield Share Schemes and on conversion of Convertible Preference Shares. In connection with these amendments, the Convertible Preference Shareholders' right to be offered Common Shares on an "as if converted" basis when the Company issues new Common Shares has been removed. However, provisions are to be included in the new Bye-laws to provide that, if the Company issues new Common Shares to Common Shareholders by way of rights after an IPO or, subject to certain exceptions, other than by way of rights or capitalisation issues, Common Shares (or securities convertible into or exercisable or exchangeable for Common Shares) wholly for cash or for no consideration, in any case at a price below the then current market price of its Common Shares, the number of Common Shares to which the Convertible Preference Shareholders would be entitled on any subsequent conversion of their shares would be increased. Similar provisions will apply if any securities issued by the Company or varied so that they become convertible into or exercisable or exchangeable for Common Shares. These provisions are designed to compensate the Convertible Preference Shareholders in respect of the diminution in the value of their conversion rights resulting from any such issue.
55 & 61	CREST	To insert in the Bye-laws provisions to give the Directors the power to implement and/or approve arrangements for the evidencing of title to and transfer of shares in uncertificated form or the holding and electronic settlement of dealings in interests representing Common Shares in CREST. Due to the Company being a Bermuda incorporated company, Common Shares themselves may not be held or transferred in CREST. However, these amendments, together with certain other arrangements made with or by the Company's registrars or another appropriate third party, would enable members of CREST to hold and transfer dematerialised depository interests representing their underlying Common Shares issued by the Company's registrars or such third party (known as "Depository Interests" or "DIs") in CREST. The Common Shares of any Shareholder participating in these arrangements would be held on trust by the Company's registrars or such third party for the relevant CREST member and, as noted above, would not themselves be held or transferred in CREST. It would remain open to Shareholders to hold and trade Common Shares in certificated form. To comply with Bermuda law, all registered holders of Common Shares would continue to be entitled to require a paper certificate to demonstrate title to their shareholding.

Principal Bye-law reference	Subject	Proposed Change
57	Lien on partly-paid shares	To insert provisions for the Company to have a lien (a form of security) on partly-paid shares for all monies called or payable at a fixed time on those shares.
62	Restrictions on transfer	To remove the restrictions on transfer in the Bye-laws which at present conflict with the requirements of UKLA Listing Rules; to delete, in particular the "offer round" procedures applicable to transfers of Commons Shares in Bye-law 62(4) and Bye-law 62(5) which presently allows the holders of more than 50% of the Common Shares to require the holders of the minority to accept an offer made for the whole of the issued Common Shares.
62(6)	Lock-up provisions	To further modify the lock-up provisions to provide that employee shareholders (including Directors) would be entitled to transfer/sell up to 25% of their holdings of Common Shares held immediately after the IPO during periods beginning six, 18 and 27 months after the IPO (respectively the "second", "third" and "fourth" lock-up periods) and the remaining 25% at any time following the date falling 36 months after the IPO. Shares which could have been transferred during any lock-up period which are retained would be transferable in a later period in addition to any other shares which may be transferred in that period. The lock-up provisions will also be modified to provide that if sell down facilities were made available to employee shareholders (including Directors), any employee shareholder who did not for any reason sell or transfer all or any of the Common Shares he or she could have committed to transfer under the sell down facilities would be able to transfer those Common Shares (or the balance thereof) at any time after the date falling nine months after the IPO or such earlier or later date as may be determined by the Board as part of its approval of any such sell down facilities and the lock-up provisions described above would apply to any remaining Common Shares held immediately after the IPO. Restrictions will also apply to Common Shares acquired by employee shareholders as a result of the exercise of options or the vesting of awards pursuant to the Benfield Shares Schemes. Employee shareholders would be allowed to sell/transfer up to 25% of any Common Shares so acquired during the 6 month period following the IPO (the "first lock-up period") during each of the second, third and fourth lock-up periods, with the remaining 25% of any such shares becoming transferable 36 months after the IPO. One-third of any shares so acquired during the second lock-up period would be able to be sold/transferred during the third and fourth lock-up periods, with the remaining third becoming transferable after 36 months. 50% of any shares so acquired during the third lock-up period would be able to be sold/transferred during the fourth lock-up period, with the remaining 50% becoming transferable after 36 months. Common Shares acquired during the fourth lock-up period would be transferable 36 months after the IPO. Current corporate shareholders would be subject to a six month lock-up post IPO provided that, if sell down facilities were made available to corporate shareholders, this lock-up would apply only to

Principal Bye-law reference	Subject	Proposed Change
		the balance of the Common Shares held by them after the IPO. Any Common Shares arising on any conversion of Convertible Preference Shares during this lock-up period would also be subject to the lock-up restriction for the remainder of its six month term. As is the case under the existing Bye-laws, the Board will have the discretion to waive the lock-up restrictions in respect of employee shareholders other than the lock-up restrictions which would apply during the first lock-up period. The Board will, among other things, retain the ability to require that the certificates for Common Shares covered by the lock-up provisions are marked or are held by a trustee or bailee as the Board may determine appropriate.
New Bye-law 63.B	Destruction of documents	To give the Company a specific power to destroy instruments of transfer, dividend mandates and cancelled share certificates.
New Bye-law 69.B	Untraced shareholders	To give the Company a specific power to sell the shares of any Shareholder if for example, in addition to certain other conditions, no dividend cheque or warrant has been cashed for a period of 12 years and no communication has been received by the Company from that Shareholder.
70	Scrip dividend	To provide for the payment of scrip dividends and the capitalisation of reserves and profits; these changes would, inter alia, permit the Directors to pay dividends to shareholders by issuing them with new Benfield Shares, subject to shareholder approval.
31 & 32	Notice of shareholder meetings	To provide for annual general meetings and any meeting called to pass a special resolution to be held on not less than 21 clear days' notice and other general meetings to be held on not less than 14 clear days' notice.
32/33 & 81, 85	Resolutions and Special Resolutions	To amend the existing Bye-law provisions concerning the majority vote required to pass resolutions of shareholders in general meeting; to adopt provisions more in keeping with those applicable to a listed UK public limited company, i.e. a simple majority vote of those shareholders attending and voting in order to pass the Bermuda equivalent of an "ordinary resolution" and a three-quarters majority vote of those shareholders attending and voting in order to propose and pass a "special resolution".
New Bye-law 87.B	Disclosure of interests in shares	To adopt new regulations requiring interests in relevant share capital of Benfield to be disclosed to the Company. Provisions requiring notification of interests in the shares of a UK public company are contained in the UK Companies Act 1985 and the Directors believe that the Company should introduce similar provisions. The Directors therefore propose that, to the extent permitted by Bermuda law, the Bye-laws incorporate new provisions on notification including provisions to require shareholders who from time to time are interested or become interested in 3% or more of the relevant share capital of Benfield to notify such interest to the Company upon acquisition or upon any transaction whereby the interest rises above 3% or upon the interest falling below 3%. Shareholders will also be required, to the extent they are lawfully able, to notify the Company if they know or become aware that any other person has acquired or ceased to have a notifiable interest in any Shares of which he is the registered holder or to use their reasonable endeavours to procure that such person notifies his interest to the Company. The

Principal Bye-law reference	Subject	Proposed Change
		Bye-laws would also include provisions entitling the Directors to disenfranchise any shareholder failing to comply with such provision by suspending the voting rights and, in certain circumstances, dividend rights attaching to his shares.
New Bye-law 87.C	Company investigations and disclosure of interests	To insert provisions in the Bye-laws enabling the Company to give notice requesting disclosure of interests in its share capital. Under the UK Companies Act 1985, a UK public company can serve a statutory notice requiring a person whom the company knows, or has reasonable cause to believe to be, or in the previous 3 years to have been, interested in the company's shares to confirm or deny such interest and to give other information about such person's interest (if any) in the company's shares. The Directors believe it would be important for Benfield to have similar rights and, to the extent permitted by Bermuda law, it is therefore proposed to insert such provisions into the Bye-laws, together with provisions entitling the Directors to disenfranchise, by the suspension of voting rights, any shares in respect of which no appropriate response was received to the Company's notice. In certain circumstances, the Company may suspend dividend rights and refuse to register transfers of relevant shares.
New Bye-laws 3(4) and 88	Takeover Code	To adopt in the Bye-laws certain provisions of the City Code, including provisions dealing with compulsory takeover offers and Shareholder treatment along the lines of the General Principles (including "equal treatment") and the Substantial Acquisition Rules (each to the extent permitted by Bermuda law), which will be administered by the Board.
79, 80, 81 & new Bye-law 89	Notices	To provide for notice provisions under which the Company may serve notices on shareholders more in keeping with UK listed company practice including the ability for the Company to give notices using electronic communication.

PART III

SUMMARY OF THE BENFIELD GROUP LIMITED 2003 PERFORMANCE INCENTIVE PLAN

Introduction

The Company is proposing to adopt, conditional upon the Listing, a new performance based share incentive plan to operate over Common Shares. It is the Board's intention that the PIP will replace the Benfield Share Schemes in existence at the date of this document, and the 2002 Incentive Plan, if adopted, and that no further awards will be granted under those schemes following the adoption of the PIP on Listing.

The PIP provides for awards to be made in a number of ways, as explained in more detail below. In particular, the PIP can facilitate the grant of options, long-term incentive awards and the deferral/reinvestment of annual bonuses coupled with the possibility of performance-related matching awards.

Set out below is a summary of the key features of the PIP. This summary does not however override the PIP Rules which will apply in the event of any inconsistency. Copies of the draft PIP Rules are available for inspection during normal working hours at:

- 55 Bishopsgate, London EC2N 3BD
- Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
- Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA

on all business days in the period between the first business day following the date of this document up to and including the date of the SGM.

The Board reserves the right up to the time of the SGM to make such amendments and additions to the PIP Rules as it may consider necessary or desirable, provided that such amendments and additions do not conflict in any material respect with the summary contained in this Part III. If any such amendments or additions are made, the amended draft PIP Rules will be made available for inspection as mentioned above.

The grant of awards (**"Awards"**) under the PIP will be at the discretion of the Committee. No individual will have a right to participate unless and until granted an Award pursuant to the PIP Rules.

Key Features of the Benfield Group Limited 2003 Performance Incentive Plan

Awards available under the PIP

The PIP will permit the grant of share options, stock purchase awards, restricted shares, restricted share units, deferred stock units and outright awards of shares to employees and Directors of the Group. In addition, the PIP will permit the grant of stock appreciation rights (also known as **"phantom share options"**) which will be linked to the increase in the value of the Company's share price over a specified period of time but may be satisfied in cash. It is anticipated that in certain jurisdictions, Awards may be granted under qualified plans which provide certain tax-favoured benefits to employees. Apart from amendments made in order to meet the requirements to qualify for such favourable treatment in the relevant jurisdiction, the terms of such Awards will be identical in all material respects to the PIP.

Initially, it is proposed that the Committee shall grant options to UK participants, and either options, deferred stock units or awards of restricted shares or restricted share units to US participants and such Awards as it deems appropriate in other jurisdictions having regard to local fiscal regulations and practice.

An eligible employee may be granted more than one type of Award.

Eligibility

Any employee (including an executive director) of the Company or any participating member of the Group is eligible to participate in the PIP. The Committee may in its absolute discretion grant Awards over Common Shares of the Company to any eligible employee.

As stated above, the PIP will allow for the grant of tax efficient Awards in certain jurisdictions, in relation to which there may also be additional eligibility requirements.

Performance Related Awards

The Committee shall determine the vesting period, exercise price (if any) and any applicable performance conditions attaching to the Awards at the date of grant. The vesting period shall be such period as the Committee shall determine, and shall vary depending on the nature of the Award. Performance related awards will not normally vest within three years from the date of grant of the Award.

The intention is that the Committee will set performance conditions when Awards are made, which must be satisfied before such Awards can be vest or be exercised, as the case may be. The performance conditions may be later varied or waived only where an event occurs which causes the Committee to consider that the performance condition has ceased to be appropriate. In such a case, any new condition imposed or varied condition must in the opinion of the Committee be fair, reasonable and broadly equivalent but no more difficult to satisfy than the previous condition.

In setting the performance conditions, the Committee will have regard to prevailing market conditions and the then current institutional guidelines. The Committee will also regularly monitor the continuing suitability of the performance conditions in the light of those factors.

Limits on the grant of Awards

Subject to the exception set out below, no Award may be granted pursuant to the PIP on any day if, as a result, the aggregate number of Common Shares issued or issuable pursuant to Awards granted under the PIP and other rights granted under any other employees' share scheme of the Company following Admission would exceed 10% of the common share capital of the Company in issue on the proposed day of grant.

In addition to the limit set out above, up to a further five %. of the issued common share capital in the Company from time to time may be made available under the PIP for Awards to new joiners of the Company or any participating member of the Group following Admission at the discretion of the Committee.

Awards may be satisfied by new shares or shares acquired in the market. The scheme limits will only apply to the issue of new shares by the Company. To the extent that any Award is surrendered or lapses unexercised, it shall not be included against these limits.

Grant of Awards

Awards may be granted within 42 days following the date of Admission, within 42 days following the date of announcement of the Company's results for any period and otherwise at any time at which the Committee resolves that exceptional circumstances exist which justify the grant of an Award.

No share shall be issued pursuant to an Award for an amount less than its nominal value.

No Award may be granted later than ten years after the approval of the PIP by the Company in general meeting.

Types of Awards under the PIP

- Options

The Company may grant an eligible employee an option to acquire Common Shares. An option may be satisfied by the issue of new shares or the transfer of existing shares purchased in the market and held by the trustees of an employee benefit trust established by the Company. The Committee envisage that unapproved options will be granted under the PIP primarily to UK participants, with US participants being granted equivalent non-qualified stock options (**"NSOs"**). In addition, the PIP also permits the grant of incentive stock options within the meaning of section 422 of the US Internal Revenue Code of 1986 (**"ISOs"**) which offer tax favourable treatment for participants.

The Committee shall determine the exercise price of an option. An ISO must generally have an exercise price that is at least equal to the fair market value of a Common Share on the date that the option will be granted. No payment is required for the grant of an option.

- Deferred stock units (**"DSUs"**)

DSUs entitle an eligible employee to receive Common Shares in the Company at the end of a deferral period provided that he continues to be employed by the Company throughout that period. Each DSU will represent a specified number of Common Shares in the Company. The Committee shall determine the vesting and distribution dates of a DSU at the date of grant.

- Awards of restricted shares and restricted share units

An eligible employee may be granted an Award of restricted shares or restricted share units (being a right to receive Common Shares (or cash)) which, during a restricted period determined by the Committee at the time of grant, may be forfeitable by virtue of the conditions set out in his award agreement. At the discretion of the Committee, such conditions may be linked to the employee's continued employment or performance within a specified period after the date of grant.

The amount that shall be paid, if any, by an eligible employee for his award of restricted shares or restricted share units shall be determined by the Committee.

- Stock appreciation rights/Phantom share options

An eligible employee may be granted a stock appreciation right or phantom share option in relation to Common Shares in the Company. This is, in essence, a deferred cash bonus arrangement which will entitle him to a future cash payment calculated by reference to the increase in the market value of a specified number of Common Shares over a set period of time. The Award may also be granted subject to such vesting and performance conditions as the Committee shall specify at the date of grant. In addition, the Committee will have discretion not to pay a cash sum at the end of the relevant period but instead to use the amount of the gain to acquire Common Shares on behalf of the employee.

- Awards of free Common Shares

Under the PIP, the Committee may grant eligible employees Awards of free Common Shares. Such an Award may be granted subject to terms and conditions determined by the Committee at the date of grant of the Award.

- Stock purchase Awards

The Committee may also offer eligible employees Awards of Common Shares for which the employee is required to pay market value as at the date of grant of the Award, or such other price as the Committee may in its discretion determine. Such an Award may be granted subject to such terms and conditions as may be determined by the Committee and shall only vest once any such applicable terms and conditions have been met and the participant has paid the relevant price for the shares underlying the Award.

Exercise and lapse of Awards

In normal circumstances, an Award shall not be capable of exercise or vesting after the tenth anniversary of its date of grant and any condition(s) to which it is subject must have been fulfilled or waived. An Award will lapse on the expiry of ten years from its date of grant if not, in the case of an option, previously exercised or, in the case of Awards that are not options, vested. Generally, a performance related Award shall not be capable of exercise or vesting prior to the third anniversary of its date of grant.

On the cessation of employment of a participant, the following rules shall apply in the following circumstances:

- Death

To the extent that a participant's Award has vested, it will remain capable of being exercised by or transferred to his personal representatives for a period of one year from the date of his death and will then lapse if unexercised. To the extent that his Award has not vested at the date of his death, provided that in the Committee's opinion any applicable performance conditions would have been satisfied if pro-rated to the date of cessation of employment, it will vest as to one-third if his death occurs between the first and second anniversary of the date of grant and two-thirds if his death occurs between the second and third anniversary of the date of grant. If the participant's death occurs prior to the first anniversary of the date of grant, no portion of his Award will vest.

- Disability, ill-health or retirement at the normal retirement age (or earlier with the consent of the Committee)

In the case of disability or ill-health, this must be determined to the satisfaction of the Board.

To the extent that a participant's Award has vested on the date of his cessation, he will have a period of six months in which to exercise his option or acquire the Common Shares underlying his Award, after which it will lapse. To the extent that such Award has not vested at the date of cessation of employment and provided that in the Committee's opinion the employee would have satisfied any applicable performance condition(s) if pro-rated to the date of cessation of employment, where the cessation occurs between the first and second anniversaries of its date of grant, the Award will vest as to one-third and between the second and third anniversaries, it will vest as to two-thirds. The participant will then have a six month period from the date of cessation in which to exercise his option or acquire the Common Shares underlying his Award. If the cessation occurs prior to the first anniversary of its date of grant, no portion of his Award will vest.

- Termination for any other reason

If the employee's employment with the Company or any member of the Group is terminated for any reason other than one of those set out above, to the extent that his Award has vested, it will remain exercisable for a period of 90 days following the date of cessation. To the extent that a participant's Award has not vested at the date of cessation, it will lapse immediately unless the Committee in its absolute discretion determines otherwise. If the Committee determines that the unvested portion of his Award shall not lapse, and provided that in the Committee's opinion the employee would have satisfied any applicable performance condition(s) if pro-rated to the date of cessation of employment, where the cessation occurs between the first and second anniversaries of its date of grant, the Award will vest as to one-third and between the second and third anniversaries, it will vest as to two-thirds. The participant will then have a six month period from the date of cessation in which to exercise his option or acquire the Common Shares underlying his Award. If the cessation occurs prior to the first anniversary of its date of grant, no portion of his Award will vest.

Takeovers and liquidations

Rights to exercise options or acquire Common Shares pursuant to an Award may be accelerated if another company acquires control of the Company as a result of a takeover. Awards which have already vested at the date of change of control must be exercised or transferred within a period not exceeding one month from the change of control or they will lapse. To the extent that an Award has not vested at the date of the change of control, it must still fulfil any applicable performance conditions, though these may be varied or waived by the Committee. To the extent that an Award may be exercised, it shall in any event be pro-rated for the period that has elapsed from the date of grant of the Award until the date of change of control and be capable of exercise or transfer within the limited period, after which it will lapse. An Award over Common Shares in the Company may be exchanged for an equivalent Award over shares in the acquiring company if the employee so wishes and the acquiring company agrees.

If the Company passes a resolution for voluntary winding-up, any subsisting option must be exercised or the Common Shares underlying an Award be acquired within six months of the passing of that resolution or the Award will lapse. To the extent an Award has not vested at the date of the resolution, it will be pro-rated in terms of performance and the period that has elapsed from the date of grant of the Award until the date of the resolution.

Voting, dividends and other rights

In relation to options granted pursuant to the PIP, optionholders will have no voting or other rights in respect of the Common Shares subject to their options until such options are exercised. Shares issued or transferred pursuant to the exercise of options under the PIP shall rank pari passu in all respects with the Common Shares already in issue, except that they will not rank for any dividend or other distribution paid or made by reference to a record date falling prior to the date of exercise of the options.

Similarly, holders of DSUs will not have any voting, dividend or other rights to the Common Shares underlying their awards until they become shareholders in the Company in relation to those shares. Dividends may be paid on Awards of restricted shares in the Committee's absolute discretion.

No Award is assignable or transferable except in the case of death of a participant or, in the case of awards of restricted shares or restricted share units, until such underlying shares become non-forfeitable.

Awards granted under the PIP shall not be pensionable.

Alterations of Share Capital

In the event of any capitalisation issue, rights issue or open offer, sub-division or consolidation of shares or reduction of capital or any other variation in the share capital of the Company, adjustments to the number of

Common Shares subject to Awards and the exercise price of an option or the acquisition price of another Award may be made by the Board in such a manner and with effect from such date as the Board may determine to be appropriate.

Any adjustment which would reduce the exercise price of an option to subscribe for shares below the nominal value of a Common Share may only be made where the Committee is authorised and resolves to capitalise from the Company's reserves a sum equal to the amount by which the nominal value of the Common Shares exceeds the aggregate option exercise price of the option and applies that sum to the exercise of an option.

Administration and Amendment

The PIP will be administered under the direction of the Committee which may amend the PIP by resolution provided that:

(a) prior approval of the Company in general meeting will be required for any amendment to the advantage of participants in respect of eligibility, scheme limits and adjustment of Awards except for minor amendments to benefit the administration of the PIP and amendments to take account of changes in legislation or to obtain and maintain favourable tax, exchange control or regulatory treatment for participants or any member of the Group, or to take into account existing or proposed legislation; and

(b) no amendment may be made which would alter to the disadvantage of the participant any rights already acquired by him under the PIP without the prior approval of the majority of the affected participants.

Sub-plans

The Board may at any time without further formality establish sub-plans in overseas territories, any such sub-plan to be similar to the PIP but modified to take account of local tax, exchange control or securities laws, regulation or practice. The Board may also adopt a sub-plan that is intended to operate as a UK Inland Revenue approved sub-plan and which would comply with the requirements of Schedules 2 – 4 of the UK Income Tax (Earnings and Pensions) Act 2003. Such a sub-plan will be subject to the initial and continued approval of the UK Inland Revenue.

Newly issued Common Shares made available under any sub-plan will count against any limits on overall or individual participation in the PIP.

Termination

The PIP may be terminated at any time by resolution of the Board or of the Company in general meeting and shall, in any event, terminate on the tenth anniversary of the date on which the PIP is approved by the Company in general meeting. Termination of the PIP will not affect the outstanding rights of participants.

Tax Withholding

Where a participant becomes liable to taxation (including national insurance or social security contributions (or any foreign equivalents)) in relation to an Award granted pursuant to the PIP, the Company (or the participant's employing company, if different) may recover any amounts due from the participant by way of withholding or remittance or by retaining and selling such number of Common Shares comprised in the participant's Award as are necessary.

PART IV

SUMMARY OF THE BENFIELD GROUP LIMITED 2002 INCENTIVE PLAN

Introduction

As described in paragraph 1 of Part I above, the Scheme Circular contained details of a proposed new employees' share scheme, known as the "Holdings Incentive Plan" which has not yet been implemented by the Company. The Company is now proposing to adopt a share incentive plan to operate over Common Shares which is based on the provisions of the Holdings Incentive Plan but shall instead be known as the "Benfield Group Limited 2002 Incentive Plan". Provided shareholder approval is obtained at the SGM, it is the Board's intention that awards can be made under the 2002 Incentive Plan immediately following the SGM but no further awards will be made after an IPO occurs.

A summary of the main terms of the 2002 Incentive Plan was contained in paragraph 8 of Part III of the Scheme Circular. In order for the 2002 Incentive Plan to operate going forward, certain amendments have been made to the draft terms of the Holdings Incentive Plan. A summary of the principal changes to the terms of the 2002 Incentive Plan is set out below. Copies of the 2002 Plan Rules are available for inspection during normal working hours at:

- 55 Bishopsgate, London EC2N 3BD
- Clarendon House, 2 Church Street, Hamilton HM11, Bermuda
- Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA

on all business days in the period between the first business day following the date of this document up to and including the date of the SGM.

The Board reserves the right up to the time of the SGM to make such further amendments and additions to the 2002 Plan Rules as it may consider necessary or desirable, provided that such further amendments and additions do not conflict in any material respect with the summary contained in this Part IV. If any such amendments or additions are made, the amended 2002 Plan Rules will be made available for inspection as mentioned above.

Principal Changes to the Benfield Group Limited 2002 Incentive Plan (as summarised in the Scheme Circular)

Awards available under the 2002 Incentive Plan

The 2002 Incentive Plan will no longer permit the grant of Incentive Stock Options (as defined in Section 422 of the Internal Revenue Code of 1986).

Limits

The 1,500,000 individual stock option limit will no longer apply.

The reference to 4,000,000 newly issued Common Shares available for grant shall be replaced by a reference to 20,000,000 Common Shares in accordance with resolution 1 below set out in the Notice of Special General Meeting at the end of this document.

Administration and Amendment of the 2002 Incentive Plan

The 2002 Incentive Plan shall be administered by the Committee.

The consent of the Company's shareholders will be required for any amendments to the number of shares available for awards or to the limitation on an employee's participation in the 2002 Incentive Plan.

Terms of awards under the 2002 Incentive Plan

- Deferred stock units

A Participant may elect to defer the distribution date of the Common Shares underlying his deferred share award by timely filing a "Deferral Election Form" in accordance with the 2002 Plan Rules.

Cessation of Employment

The provisions summarised in paragraph 8.6 of Part III of the Scheme Circular in relation to cessation of employment shall no longer automatically apply.

Where a participant's employment with any member of the Group is terminated in circumstances which constitute a "qualifying termination of employment" including death, disability and redundancy, then unless otherwise determined by the Committee at the date of grant of the Award, the unvested portion of a participant's award shall vest in accordance with a schedule based on time elapsed since the date of grant. Where the qualifying termination of employment occurs between the first and second anniversaries of the date of grant, the award will vest as to one-third and between the second and third anniversaries, it will vest as to two-thirds. If the termination occurs prior to the first anniversary of the date of grant of the award, no portion of the award will vest.

Where a participant's employment is terminated in circumstances which do not constitute a qualifying termination of employment, any unvested portion of a participant's award shall immediately lapse.

Change of control provisions

Unless otherwise determined by the Committee at the date of grant, where a change of control occurs by way of a takeover or compulsory acquisition of the Company's shares prior to an IPO, the vesting of an award shall be accelerated and it shall become capable of being exercised in full and all other awards shall automatically vest in full. Where a change of control occurs after an IPO, and unless otherwise determined by the Committee at the date of grant, an award shall only be capable of exercise or transfer to the extent that it vests on the date of the change of control as determined in accordance with the vesting schedule described in the cessation of employment section set out above.

In the event of a takeover, it would be open to participants to take up any equivalent award offered to them by the acquiring company, should they wish to do so. The 2002 Plan Rules continue to provide that a cash sum may be paid to optionholders in consideration for the cancellation of their options in such circumstances.

Share rights

Awards granted under the 2002 Incentive Plan shall not be pensionable.

Tax Withholding

In addition to the possibility of recovering tax from a participant by way of withholding or by remittance, where a liability to taxation arises for a participant in respect of his award, the Company shall also have the right to retain and sell such number of Common Shares comprised in the participant's award as are necessary to meet his liability. This includes the right to recover from the participant any liability to employers' national insurance contributions arising in respect of the exercise of an unapproved option by a participant who is resident and ordinarily resident in the UK.

PART V

NOTICE OF SPECIAL GENERAL MEETING
BENFIELD GROUP LIMITED

(Incorporated and Registered in Bermuda with registered number 31639)

Notice is hereby given that a Special General Meeting of Benfield Group Limited (the "**Company**") will be held at 10.05 a.m. on 27 May 2003 (or at such later time as the separate class meeting of holders of Common Shares in the capital of the Company convened for 10.00 a.m. on the same day shall have been concluded or adjourned) at 55 Bishopsgate, London EC2N 3BD for the purpose of considering and, if thought fit, passing the following resolutions which will be proposed, in the case of Resolutions 1 to 7 inclusive as resolutions, and in the case of Resolutions 8, 9 and 10 as Special Resolutions:

RESOLUTIONS

1. THAT, conditionally upon the passing of the resolution set out in the notice of separate general meeting of the holders of the Common Shares of US$0.01 each in the capital of the Company dated 2 May 2003:-

   (a) 159,220,271 of the authorised but unissued Common Shares of US$0.01 each in the capital of the Company as at the date on which this resolution is passed (none of which will have been taken or agreed to be taken by any person) be cancelled and the share capital of the Company shall be diminished by US$1,592,202.71.

   (b) 5,254,064 of the authorised but unissued Common Shares of US$0.01 each in the capital of the Company as at the date of the Notice of Special General Meeting containing this resolution less the aggregate number of Common Shares of $0.01 each issued by the Company prior to the passing of this resolution as a result of the exercise of options pursuant to the Benfield Greig Group plc 1998 Share Option Scheme and the distribution of awards pursuant to the Benfield Group plc 2001 Deferred Share Unit Retention Plan and the Benfield Group plc 2001 Deferred Share Unit Retention Plan for California Employees (if any), be sub-divided into five Common Shares each with a nominal value of US$0.002;

   (c) the currency denomination of each of the authorised but unissued Common Shares of US$0.002 each in the capital of the Company in issue following the passing of part (b) of this resolution be changed to £0.00124 at a pound sterling for dollar exchange rate of £1 to US$1.611 (being the exchange rate determined by the Directors for this purpose on the latest practicable business day prior to the printing of the Notice of Special General Meeting in which this resolution is contained) rounded down to five decimal places;

   (d) the nominal value of each of the unissued Common Shares of £0.00124 each in the capital of the Company following the passing of part (c) of this resolution be changed from £0.00124 to £0.01;

   (e) all the Common Shares of US$0.01 each in the capital of the Company in issue at the date of the Notice of Special General Meeting containing this resolution, being 35,525,665 in number and any further Common Shares of US$0.01 issued by the Company prior to the passing of this resolution as a result of the exercise of options pursuant to the Benfield Greig Group plc 1998 Share Option Scheme or the distribution of awards pursuant to the Benfield Group plc 2001 Deferred Share Unit Retention Plan or the Benfield Group plc 2001 Deferred Share Unit Retention Plan for California Employees, be sub-divided into five Common Shares each with a nominal value of US$0.002;

   (f) the currency denomination of each of the Common Shares of US$0.002 each in the capital of the Company in issue following the passing of part (e) of this resolution be changed to £0.00124 at a pound sterling for dollar exchange rate of £1 to US$1.611 (being the exchange rate determined by the Directors for this purpose on the latest practicable business day prior to the posting of the Notice of Special General Meeting containing this resolution) rounded down to five decimal places;

   (g) the nominal value of each of the Common Shares of £0.00124 each in the capital of the Company in issue following the passing of part (f) of this resolution be changed from £0.00124 to £0.01 each;

(h) such sum as shall be necessary to pay up in full any sum unpaid on the nominal value of the Common Shares of £0.01 each in the capital of the Company in issue following the passing of part (g) of this resolution be debited from the Company's contributed surplus account and used to pay up in full the unpaid balance of the nominal value of such issued Common Shares of £0.01 each and of which, following the passing of part (g) of this resolution, the nominal value is partly paid and that the same be paid up;

2. THAT each of the 12,000 Founder Shares of par value US$1.00 each in the authorised capital of the Company (none of which have been taken or agreed to be taken by any person) be cancelled and the share capital of the Company shall be diminished by US$12,000.

3. THAT, subject to the Company receiving the consent in writing of the holders of more than three-fourths of the issued Cumulative Redeemable Convertible Preference Shares of US$0.01 each in the capital of the Company to the proposing, passing and implementation of this resolution:-

   (a) the currency denomination of each of the 20,000,000 authorised and issued Cumulative Redeemable Convertible Preference Shares of US$0.01 each in the capital of the Company be changed to £0.00621 at a pound sterling for dollar exchange rate of £1 to US$1.611 (being the exchange rate determined by the Directors for this purpose on the latest practicable business day prior to the posting of the Notice of Special General Meeting in which this resolution is contained) rounded down to five decimal places;

   (b) the nominal value of each of the 20,000,000 authorised and issued Cumulative Redeemable Convertible Preference Shares of £0.00620 each in the capital of the Company following the passing of part (a) of this resolution be changed from £0.00620 to £0.01 each;

   (c) the sum of £76,000 be debited from the Company's contributed surplus account and used to pay up in full the unpaid balance of the nominal value of the 20,000,000 authorised and issued Cumulative Redeemable Convertible Preference Shares of £0.01 each in the capital of the Company following the passing of part (b) of this resolution and of which, following the passing of part (b) of this resolution, the nominal value is partly paid and that the same be paid up.

4. THAT each of the 40,000,000 Preference Shares of nominal US$0.01 each in the authorised capital of the Company (none of which have been taken or agreed to be taken by any person) be cancelled and the share capital of the Company shall be diminished by US$400,000.

5. THAT the authorised share capital of the Company be increased from US$2,612,000 to £5,200,000 being the figure which arises from a combination of the alterations to the authorised share capital resulting from resolutions 1 to 4 set out in the Notice of Special General Meeting in which this resolution is contained and from, as is hereby resolved, the creation of a further 296,101,355 Common Shares each with a nominal value of £0.01.

6. THAT the employees' share scheme in the form set out in the draft document laid before the meeting and described as the "Benfield Group Limited 2002 Incentive Plan" and for the purposes of identification initialled by the Chairman be and is hereby approved and adopted by the Company and that the Directors be and they are hereby authorised to make such further amendments to the Benfield Group Limited 2002 Incentive Plan as in the opinion of the Directors may be necessary or desirable for obtaining the approval of any tax authority or to comply with any applicable statutory or regulatory provision relating to tax or otherwise and to do all acts and things necessary or desirable to give effect to such amendments;

7. THAT:-

   (a) subject to and conditional upon the admission of any shares of the Company to the Official List of the UK Listing Authority and to trading on London Stock Exchange plc's market for listed securities occurring on or before 30 June 2004, the employees' share scheme in the form set out in the draft document laid before the meeting and described as the "Benfield Group Limited 2003 Performance Incentive Plan" and for the purposes of identification initialled by the Chairman be and is hereby approved and adopted by the Company and that the Directors be and they are hereby authorised to make such further amendments to the Benfield Group Limited 2003 Performance Incentive Plan as in the opinion of the Directors may be necessary or desirable for obtaining the approval of any tax authority (including, in particular, the approval of the Board of Inland Revenue in the United Kingdom to any such amendments and/or the adoption of a UK Revenue approved sub-plan) or to comply with any applicable statutory or regulatory provision relating to tax or otherwise and to do all acts and things necessary or desirable to give effect to such amendments; and

(b) the Directors be authorised to establish further schemes, including any phantom incentive arrangement, based on the Benfield Group Limited 2003 Performance Incentive Plan but modified to take account of local tax, exchange control and securities laws in overseas territories, provided that to the extent that any new shares are issued under any such further schemes they will be treated as counting against any share limits on individual or overall participation in the Benfield Group Limited 2003 Performance Incentive Plan.

SPECIAL RESOLUTIONS

8. THAT, subject to the Company receiving the consent in writing of the holders of more than three-fourths of the issued Cumulative Redeemable Convertible Preference Shares of US$0.01 each in the capital of the Company to the proposing, passing and implementation of this resolution and conditionally upon (i) the passing of the resolution set out in the notice of separate general meeting of the holders of Common Shares of US$0.01 each in the capital of the Company dated 2 May 2003 and (ii) the passing of resolutions 1, 2, 3, 4 and 5 set out in the Notice of Special General Meeting in which this resolution is contained, the Bye-laws in the form laid before the Meeting marked "Stage-One Bye-laws" and for the purposes of identification initialled by the Chairman be adopted as the new Bye-laws of the Company with immediate effect in substitution for and to the exclusion of all previous Bye-laws of the Company.

9. THAT, subject to the Company receiving the consent in writing of the holders of more than three-fourths of the issued Cumulative Redeemable Convertible Preference Shares of US$0.01 each in the capital of the Company to the proposing, passing and implementation of this resolution and conditionally upon (i) the passing of the resolution set out in the notice of separate general meeting of the holders of Common Shares of US$0.01 each in the capital of the Company dated 2 May 2003, and (ii) the passing of resolution 8 set out in the Notice of Special General Meeting in which this resolution is contained, the Bye-laws in the form laid before the Meeting marked "Post-Admission Bye-laws" and for the purposes of identification initialled by the Chairman be adopted as the new Bye-laws of the Company with immediate effect from, but subject to and conditional upon, the admission of any shares of the Company to the Official List of the UK Listing Authority and to trading on London Stock Exchange plc's market for listed securities (together **"Admission"**) in substitution for and to the exclusion of all previous Bye-laws of the Company PROVIDED THAT this resolution shall cease to have effect and the said Bye-laws shall not be adopted if Admission has not occurred on or before 30 June 2004.

10. THAT conditionally upon the passing of resolution 9 and resolution 9 becoming unconditional in all respects:-

   (a) the Directors be generally and unconditionally authorised for the purposes of Bye-law 51.B of the Bye-laws of the Company (the **"Bye-laws"**) to exercise all the powers of the Company to allot Relevant Securities (within the meaning of Bye-law 51.B(2) of the Bye-laws) up to an aggregate nominal amount of £800,000, such authority to expire on the date falling 15 months after the passing of this resolution or, if earlier, at the conclusion of the Company's annual general meeting to be held in 2004 provided that the Company may, at any time before such expiry, make offers, agreements or other arrangements which would or might require such securities to be allotted after such expiry and the Directors may allot Relevant Securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired;

   (b) the Directors be generally empowered pursuant to Bye-law 51.D of the Bye-laws to allot Equity Securities (as defined in Bye-law 51.C(7) of the Bye-laws) pursuant to the authority conferred by paragraph (a) of this Special Resolution as if Bye-law 51.C of the Bye-laws did not apply to any such allotment, such power being limited to:

      (i) the allotment of Equity Securities in connection with an offer or issue to holders of Common Shares where the Equity Securities respectively attributable to the interests of all such holders are proportionate (as nearly as may be practicable) to the respective numbers of Common Shares held by them but including in connection with such an issue, the making of such exclusions or other arrangements as the Directors may deem necessary or desirable to deal with fractional entitlements or legal or practical problems arising in or under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory; and

      (ii) the allotment (other than pursuant to the power referred to in sub-paragraph (i) above) of Equity Securities up to an aggregate nominal amount equal to 5 per cent. of the issued and unconditionally allotted Common Share capital of the Company following Admission,

   such authority to expire on the date falling 15 months after the passing of this resolution or, if earlier, at the conclusion of the Company's annual general meeting to be held in 2004 provided that the Company

may, at any time before such expiry, make offers, agreements or other arrangements which would or might require such securities to be allotted after such expiry and the Directors may allot Equity Securities pursuant to any such offer, agreement or other arrangement as if the authority conferred hereby had not expired.

By Order of the Board
Derek M Walsh
Group Secretary

Registered Office:

Clarendon House
2 Church Street
Hamilton HM11
Bermuda
2 May 2003

Notes:

1. A member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend and to vote on his behalf. A proxy need not be a member of the Company.

2. To be valid, a form of proxy and the power of attorney or other authority (if any) under which it is executed or a notarially certified copy of that power of attorney or other authority must be deposited at Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 10.05 a.m. on 25 May 2003 being 48 hours prior to the meeting. Deposit of a valid form of proxy will not preclude a member from attending the meeting and voting in person.

NOTICE OF CLASS MEETING OF COMMON SHAREHOLDERS

BENFIELD GROUP LIMITED

(Incorporated and Registered in Bermuda with registered number 31369)

Notice is hereby given that a class meeting of the holders of Common Shares of US$0.01 each in the capital of Benfield Group Limited will be held at 10.00 a.m. on 27 May 2003 at 55 Bishopsgate, London EC2N 3BD for the purpose of considering and, if thought fit, passing the following resolution:

THAT:

The holders of Common Shares of US$0.01 each in the capital of Benfield Group Limited hereby consent to (a) the proposing, passing and implementation of the resolutions numbered 1, 8 and 9 contained in the Notice of Special General Meeting of Benfield Group Limited convened for 27 May 2003 which notice is contained in a circular to the shareholders of Benfield Group Limited dated 2 May 2003 and (b) every variation or abrogation of the rights attached to such shares which will or may result from the proposing, passing and implementation of such resolutions.

By order of the Board
Derek M Walsh
Group Secretary

Registered office:

Clarendon House
2 Church Street
Hamilton HM11
Bermuda
2 May 2003

Notes:

1. Only holders of Common Shares of US$0.01 each in the capital of Benfield Group Limited are entitled to attend and vote at the meeting.
2. A member entitled to attend and vote at the meeting is entitled to appoint a proxy or proxies to attend and to vote on his behalf. A proxy need not be a member of the Company.
3. To be valid, a form of proxy and the power of attorney or other authority (if any) under which it is executed or a notarially certified copy of that power of attorney must be deposited at Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU not later than 10.00 a.m. on 25 May 2003 being 48 hours prior to the meeting. Deposit of a valid form of proxy will not preclude a member from attending the meeting and voting in person.

Printed by RR Donnelley Financial, 13635